UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 02	YEAR: 2011
GRUPO TELEVISA, S.A.B.

BALANCE SHEETS
AS OF JUNE 30, 2011 AND 2010
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%
s01	TOTAL ASSETS	144,813,851	100	122,961,469	100

s02	CURRENT ASSETS	48,952,733	34	62,633,990	51
s03	CASH AND AVAILABLE INVESTMENTS	18,508,931	13	33,109,960	27
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	13,264,638	9	12,550,223	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	4,614,245	3	4,481,898	4
s06	INVENTORIES	5,372,140	4	5,758,711	5
s07	OTHER CURRENT ASSETS	7,192,779	5	6,733,198	5
s08	LONG-TERM ASSETS	38,666,991	27	6,634,837	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	3,765,936	3	2,349,208	2
s11	OTHER INVESTMENTS	34,901,055	24	4,285,629	3
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	38,859,870	27	36,600,407	30
s13	LAND AND BUILDINGS	16,561,692	11	17,060,086	14
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	51,036,052	35	44,201,277	36
s15	OTHER EQUIPMENT	6,847,772	5	6,583,173	5
s16	ACCUMULATED DEPRECIATION	39,457,207	27	33,720,621	27
s17	CONSTRUCTION IN PROGRESS	3,871,561	3	2,476,492	2

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	12,079,390	8	10,515,744	9

s19	OTHER ASSETS	6,254,867	4	6,576,491	5

s20	TOTAL LIABILITIES	91,213,726	100	76,108,185	100

s21	CURRENT LIABILITIES	22,178,002	24	15,245,071	20
s22	SUPPLIERS	7,258,772	8	8,823,872	12
s23	BANK LOANS	1,020,000	1	900,000	1
s24	STOCK MARKET LOANS	842,654	1	0	0
s103	OTHER LOANS WITH COST	490,984	1	284,138	0
s25	TAXES PAYABLE	1,131,503	1	783,397	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	11,434,089	13	4,453,664	6
s27	LONG-TERM LIABILITIES	51,286,355	56	41,959,338	55
s28	BANK LOANS	13,080,000	14	8,039,965	11
s29	STOCK MARKET LOANS	37,923,000	42	33,420,240	44
s30	OTHER LOANS WITH COST	283,355	0	499,133	1
s31	DEFERRED LIABILITIES	14,626,248	16	14,146,723	19
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	3,123,121	3	4,757,053	6

s33	STOCKHOLDERS' EQUITY	53,600,125	100	46,853,284	100

s34	NON-CONTROLLING INTEREST	6,819,727	13	6,411,175	14

s35	CONTROLLING INTEREST	46,780,398	87	40,442,109	86

s36	CONTRIBUTED CAPITAL	16,332,124	30	14,567,803	31
s79	CAPITAL STOCK	10,118,098	19	10,019,859	21
s39	PREMIUM ON ISSUANCE OF SHARES	6,214,026	12	4,547,944	10
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	30,448,274	57	25,874,306	55
s42	RETAINED EARNINGS AND CAPITAL RESERVES	35,588,700	66	30,600,189	65
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	1,072,909	2	648,436	1
s80	SHARES REPURCHASED	-6,213,335	-12	-5,374,319	-11

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	18,508,931	100	33,109,960	100
s46	CASH	18,508,931	100	33,109,960	100
s47	AVAILABLE INVESTMENTS	0	0	0	0

s07	OTHER CURRENT ASSETS	7,192,779	100	6,733,198	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	7,192,779	100	6,733,198	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	12,079,390	100	10,515,744	100

s48	DEFERRED EXPENSES (NET)	9,426,789	78	7,741,195	74
s49	GOODWILL	2,652,601	22	2,774,549	26
s51	OTHER	0	0	0	0

s19	OTHER ASSETS	6,254,867	100	6,576,491	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	923,896	14
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	6,254,867	100	5,652,595	86

s21	CURRENT LIABILITIES	22,178,002	100	15,245,071	100
s52	FOREIGN CURRENCY LIABILITIES	5,760,091	26	6,792,472	45
s53	MEXICAN PESOS LIABILITIES	16,417,911	74	8,452,599	55

s26	OTHER CURRENT LIABILITIES WITHOUT COST	11,434,089	100	4,453,664	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	89,511	1	53,067	1
s89	ACCRUED INTEREST	721,353	6	717,275	16
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	10,135,063	89	3,275,319	74
s105	BENEFITS TO EMPLOYEES	488,162	4	408,003	9

s27	LONG-TERM LIABILITIES	51,286,355	100	41,959,338	100
s59	FOREIGN CURRENCY LIABILITIES	23,584,896	46	32,883,140	78
s60	MEXICAN PESOS LIABILITIES	27,701,459	54	9,076,198	22

s31	DEFERRED LIABILITIES	14,626,248	100	14,146,723	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	14,626,248	100	14,146,723	100

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	3,123,121	100	4,757,053	100
s66	DEFERRED TAXES	335,763	11	1,510,878	32
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	497,970	16	418,439	9
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	2,289,388	73	2,827,736	59

s79	CAPITAL STOCK	10,118,098	100	10,019,859	100
s37	CAPITAL STOCK (NOMINAL)	2,405,031	24	2,368,792	24
s38	RESTATEMENT OF CAPITAL STOCK	7,713,067	76	7,651,067	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	35,588,700	100	30,600,189	100
s93	LEGAL RESERVE	2,139,007	6	2,135,423	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	30,775,333	86	25,601,085	84
s45	NET INCOME FOR THE YEAR	2,674,360	8	2,863,681	9

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	1,072,909	100	648,436	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	-1,470,392	-137	-1,381,787	-213
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-132,121	-12	-113,830	-18
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	2,675,422	249	2,144,053	331

BALANCE SHEETS
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	26,774,731	47,388,919
s73	PENSIONS AND SENIORITY PREMIUMS	1,809,330	1,629,336
s74	EXECUTIVES (*)	39	40
s75	EMPLOYEES (*)	25,271	24,320
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	330,963,297,015	326,839,962,306
s78	REPURCHASED SHARES (*)	18,480,128,316	19,701,863,025
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON-CONSOLIDATED COMPANIES	202,293	837,585

(*) THESE CONCEPTS ARE STATED IN UNITS.

STATEMENTS OF INCOME
FROM JANUARY 1 TO JUNE 30, 2011 AND 2010
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	28,325,320	100	26,594,754	100
r02	COST OF SALES	15,757,500	56	14,502,751	55
r03	GROSS PROFIT	12,567,820	44	12,092,003	45
r04	GENERAL EXPENSES	5,812,007	21	5,331,677	20
r05	OPERATING INCOME (LOSS)	6,755,813	24	6,760,326	25
r08	OTHER INCOME AND (EXPENSE), NET	-185,630	0	-219,786	0
r06	INTEGRAL RESULT OF FINANCING	-1,741,593	-6	-1,674,217	-6
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	-231,626	0	-67,540	-0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	4,596,964	16	4,798,783	18
r10	INCOME TAXES	1,222,099	4	1,459,897	5
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	3,374,865	12	3,338,886	13
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	CONSOLIDATED NET INCOME	3,374,865	12	3,338,886	13
r19	NONCONTROLLING INTEREST NET INCOME	700,505	2	475,205	2
r20	CONTROLLING INTEREST NET INCOME	2,674,360	9	2,863,681	11

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	28,325,320	100	26,594,754	100
r21	DOMESTIC	24,703,324	87	23,131,699	87
r22	FOREIGN	3,621,996	13	3,463,055	13
r23	TRANSLATED INTO DOLLARS (***)	309,268	1	273,508	1

r08	OTHER INCOME AND (EXPENSE), NET	-185,630	100	-219,786	100
r49	OTHER INCOME AND (EXPENSE), NET	-176,316	95	-212,882	97
r34	EMPLOYEES' PROFIT SHARING, CURRENT	10,977	-6	6,180	-3
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	-1,663	1	724	0

r06	INTEGRAL RESULT OF FINANCING	-1,741,593	100	-1,674,217	100
r24	INTEREST EXPENSE	1,947,034	-112	1,769,550	-106
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	455,873	-26	558,228	-33
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	-250,432	14	-462,895	28
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	1,222,099	100	1,459,897	100
r32	INCOME TAX, CURRENT	1,334,831	109	1,343,659	92
r33	INCOME TAX, DEFERRED	-112,732	-9	116,238	8

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	34,073,082	32,863,822
r37	TAX RESULT FOR THE YEAR	7,093,442	5,563,331
r38	NET SALES (**)	59,587,394	54,907,945
r39	OPERATING INCOME (**)	15,578,096	15,051,192
r40	CONTROLLING INTEREST NET INCOME (**)	7,494,068	6,065,872
r41	NET CONSOLIDATED INCOME (**)	8,551,906	6,672,537
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	3,588,662	3,003,486

(**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS.

QUARTERLY STATEMENTS OF INCOME
FROM APRIL 1 TO JUNE 30, 2011 AND 2010
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	15,125,707	100	14,447,709	100
rt02	COST OF SALES	8,011,096	53	7,487,268	52
rt03	GROSS PROFIT	7,114,611	47	6,960,441	48
rt04	GENERAL EXPENSES	2,906,237	19	2,728,439	19
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	4,208,374	28	4,232,002	29
rt08	OTHER INCOME AND (EXPENSE), NET	-150,757	0	-201,362	-1
rt06	INTEGRAL RESULT OF FINANCING	-960,972	-6	-1,146,646	-8
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	-133,403	0	48,115	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	2,963,242	20	2,932,109	20
rt10	INCOME TAXES	807,991	5	865,198	6
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,155,251	14	2,066,911	14
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,155,251	14	2,066,911	14
rt19	NET INCOME OF MINORITY INTEREST	351,604	2	262,610	2
rt20	NET INCOME OF MAJORITY INTEREST	1,803,647	12	1,804,301	12

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	15,125,707	100	14,447,709	100
rt21	DOMESTIC	13,192,334	87	12,704,412	88
rt22	FOREIGN	1,933,373	13	1,743,297	12
rt23	TRANSLATED INTO DOLLARS (***)	168,112	1	134,498	1

rt08	OTHER INCOME AND (EXPENSE), NET	-150,757	100	-201,362	100
rt49	OTHER INCOME AND (EXPENSE), NET	-146,021	97	-199,114	99
rt34	EMPLOYEES' PROFIT SHARING, CURRENT	5,309	-4	3,458	-2
rt35	EMPLOYEES' PROFIT SHARING, DEFERRED	-573	0	-1,210	1

rt06	INTEGRAL RESULT OF FINANCING	-960,972	100	-1,146,646	100
rt24	INTEREST EXPENSE	1,071,530	-112	879,117	-77
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	158,923	-17	192,947	-17
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	-48,365	5	-460,476	40
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	807,991	100	865,198	100
rt32	INCOME TAX, CURRENT	889,171	110	815,360	94
rt33	INCOME TAX, DEFERRED	-81,180	-10	49,838	6

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,813,188	1,522,311

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Pringing
REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount
	OPERATING ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	4,596,964	4,798,783
e02	+ (-) ITEMS NOT REQUIRING CASH	480,295	408,868
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	3,870,090	3,171,783
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	1,937,677	1,643,283
e05	CASH FLOW BEFORE INCOME TAX	10,885,026	10,022,717
e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(3,751,990)	(1,815,237)
e07	NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	7,133,036	8,207,480

	INVESTING ACTIVITIES
e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(10,464,390)	(2,215,103)
e09	CASH IN EXCESS (REQUIRED) FOR FINANCING ACTIVITIES	(3,331,354)	5,992,377

	FINANCING ACTIVITIES
e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	940,511	(2,840,339)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,390,843)	3,152,038
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(52,179)	(46,528)
e13	CASH AND CASH EQUIVALENTS AT BEGINING OF PERIOD	20,951,953	30,004,450
e14	CASH AND CASH EQUIVALENTS AT END OF PERIOD	18,508,931	33,109,960

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
ANALYSIS OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

e02	+ (-) ITEMS NOT REQUIRING CASH	480,295	408,868
e15	+ ESTIMATES FOR THE PERIOD	391,889	328,586
e16	+ PROVISIONS FOR THE PERIOD	-	-
e17	+ (-) OTHER UNREALIZED ITEMS	88,406	80,282

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	3,870,090	3,171,783
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD *	3,588,662	3,003,486
e19	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND
	EQUIPMENT	-	-
e20	+ IMPAIRMENT LOSS	24,950	-
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	231,626	67,540
e22	(-) DIVIDENDS RECEIVED	-	-
e23	(-) INTEREST INCOME	(14,961)	-
e24	(-) + OTHER ITEMS	39,813	100,757

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	1,937,677	1,643,283
e25	+ ACCRUED INTEREST	1,873,879	1,553,305
e26	+ (-) OTHER ITEMS	63,798	89,978

e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(3,751,990)	(1,815,237)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	4,036,702	5,453,151
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	(668,562)	583,605
e29	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(412,796)	(1,006,730)
e30	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(174,285)	1,057,219
e31	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(4,916,575)	(6,553,082)
e32	+ (-) INCOME TAXES PAID OR RETURNED	(1,616,474)	(1,349,400)

e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(10,464,390)	(2,215,103)
e33	- PERMANENT INVESTMENT IN SHARES	(385,458)	(353,102)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	-	63,026
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(3,872,824)	(5,200,268)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	528,983	49,455
e37	- INVESTMENT IN INTANGIBLE ASSETS	(93,605)	(203,235)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	-	-
e39	- OTHER PERMANENT INVESTMENTS	-	-
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	-	-
e41	+ DIVIDEND RECEIVED	66,417	-
e42	+ INTEREST RECEIVED	-	-
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO
	THIRD PARTS	-	-
e44	+ (-) OTHER ITEMS	(6,707,903)	3,429,021

e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	940,511	(2,840,339)
e45	+ BANK FINANCING	9,580,000	-
e46	+ STOCK MARKET FINANCING	-	-
e47	+ OTHER FINANCING	-	-
e48	(-) BANK FINANCING AMORTIZATION	(3,110,135)	(569,755)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	-	-
e50	(-) OTHER FINANCING AMORTIZATION	(151,569)	(73,804)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-	-
e52	(-) DIVIDENDS PAID	(2,954,762)	-
e53	+ PREMIUM ON ISSUANCE OF SHARES	-	-
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-
e55	- INTEREST EXPENSE	(1,903,269)	(1,300,651)
e56	- REPURCHASE OF SHARES	(12,623)	(485,178)
e57	+ (-) OTHER ITEMS	(507,131)	(410,951)

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

DATA PER SHARE
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$0.02		$0.02

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$0.00		$0.00

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00		$0.00

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$0.03		$0.02

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS) PER SHARE (**)	$0.00		$0.00

d08	CARRYING VALUE PER SHARE	$0.14		$0.12

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$0.00		$0.00

d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares

d11	MARKET PRICE TO CARRYING VALUE	3.48	times	3.16	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	21.54	times	21.13	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE, USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

RATIOS
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
P

	YIELD
p01	NET INCOME TO NET SALES	11.91%		12.55%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	15.96%		14.24%
p03	NET INCOME TO TOTAL ASSETS (**)	5.91%		5.43%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	13.31%		0.00%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	0.00%		0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.41	times	0.45	times
p07	NET SALES TO FIXED ASSETS (**)	1.53	times	1.50	times
p08	INVENTORIES TURNOVER (**)	5.98	times	5.06	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	73	days	73	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.07%		7.62%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	62.99%		61.90%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.70	times	1.62	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	32.17%		52.13%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	131.98%		114.64%
p15	OPERATING INCOME TO INTEREST PAID	3.47	times	3.82	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.65	times	0.72	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.21	times	4.11	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	1.97	times	3.73	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.54	times	0.82	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	83.46%		217.18%

 (**) IN THESE RATIOS, THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED Final Printing
MEXICO CITY, D.F., JULY 11, 2011—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR SECOND QUARTER 2011. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (MEXICAN FRS).

THE FOLLOWING INFORMATION SETS FORTH A CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTERS ENDED JUNE 30, 2011 AND 2010, IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE THAT EACH LINE REPRESENTS OF NET SALES AND THE PERCENTAGE CHANGE WHEN COMPARING 2011 WITH 2010:

CONSOLIDATED NET SALES

CONSOLIDATED NET SALES INCREASED 4.7% TO PS.15,125.7 MILLION IN SECOND QUARTER 2011 COMPARED WITH PS.14,447.7 MILLION IN SECOND QUARTER 2010. THIS INCREASE WAS ATTRIBUTABLE TO GROWTH ACROSS MOST OF OUR BUSINESS SEGMENTS, BUT IN PARTICULAR IN OUR PROGRAMMING EXPORTS, SKY AND CABLE AND TELECOM SEGMENTS. OPERATING SEGMENT INCOME INCREASED 5.2%, REACHING PS.6,262.7 MILLION WITH A MARGIN OF 40.5%.

CONTROLLING INTEREST NET INCOME

CONTROLLING INTEREST NET INCOME REMAINED PRACTICALLY FLAT, REACHING PS.1,803.6 MILLION IN SECOND QUARTER 2011 COMPARED WITH PS.1,804.3 MILLION IN SECOND QUARTER 2010. CONTROLLING INTEREST NET INCOME WAS NEGATIVELY IMPACTED BY I) A PS.290.9 MILLION INCREASE IN DEPRECIATION AND AMORTIZATION WHICH RESULTED FROM THE ONGOING GROWTH IN OUR SUBSCRIBER BASE; II) A PS.181.6 MILLION INCREASE IN EQUITY IN LOSSES OF AFFILIATES, NET; AND III) A PS.89 MILLION INCREASE IN NON-CONTROLLING INTEREST NET INCOME. THESE UNFAVORABLE VARIANCES WERE OFFSET BY I) A PS.267.3 MILLION INCREASE IN OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION; II) A PS.185.6 MILLION DECREASE IN INTEGRAL COST OF FINANCING; III) A PS.57.2 MILLION DECREASE IN INCOME TAXES; AND IV) A PS.50.7 MILLION DECREASE IN OTHER EXPENSE, NET.

SECOND QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS SECOND-QUARTER RESULTS ENDED JUNE 30, 2011 AND 2010, FOR EACH OF OUR BUSINESS SEGMENTS. RESULTS FOR THE SECOND QUARTER 2011 AND 2010 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS:

TELEVISION BROADCASTING

SECOND-QUARTER SALES DECREASED 5.9% TO PS.5,478.7 MILLION COMPARED WITH PS.5,821 MILLION IN SECOND QUARTER 2010. THIS DECREASE IS EXPLAINED BY THE DIFFICULT COMPARISON DUE TO THE ABSENCE OF GRUPO CARSO AS A CLIENT DURING THE SECOND QUARTER, AND THE CONTRIBUTION TO REVENUES FROM THE 2010 SOCCER WORLD CUP. EXCLUDING THE CONTRIBUTION OF GRUPO CARSO TO 2010 REVENUES, SALES DROPPED BY ONLY 1%. LOCAL ADVERTISING REVENUE HELPED SUPPORT SOLID ORGANIC GROWTH.

TELEVISA’S CONTENT CONTINUES TO DELIVER STRONG RESULTS. THE FINAL EPISODE OF THE NOVELA TRIUNFO DEL AMOR WAS THE HIGHEST RATED SHOW IN THE QUARTER WITH AN AUDIENCE SHARE OF 39.7%. IN ADDITION, NINE OF THE TOP-TEN RATED SHOWS ON OVER-THE-AIR TELEVISION IN MEXICO WERE TRANSMITTED BY TELEVISA. UPFRONT DEPOSITS REPRESENTED 82.8% OF REVENUES DURING THE QUARTER AND THE BALANCE WERE SALES IN THE SPOT MARKET. THIS FIGURE COMPARES WITH 82.1% IN SECOND QUARTER 2010.

SECOND-QUARTER OPERATING SEGMENT INCOME DECREASED 8.7% TO PS.2,618.7 MILLION COMPARED WITH PS.2,866.7 MILLION IN SECOND QUARTER 2010; THE MARGIN WAS 47.8%. THE DECREASE IN MARGIN OF 140 BASIS POINTS IS A CONSEQUENCE OF THE LOWER REVENUE BASE, AS EXPLAINED ABOVE, COMPENSATED BY A STRICT CONTROL ON PROGRAMMING EXPENSES AND THE ABSENCE OF SPECIAL PROGRAMMING.

PAY TELEVISION NETWORKS

SECOND-QUARTER SALES INCREASED 6.4% TO PS.826.9 MILLION COMPARED WITH PS.777.1 MILLION IN SECOND QUARTER 2010. THE INCREASE WAS DRIVEN BY THE ADDITION OF 3.8 MILLION PAY-TV SUBSCRIBERS IN THE LAST TWELVE MONTHS, MOSTLY IN MEXICO, AS WELL AS STRONG ADVERTISING SALES GROWTH, WHICH REPRESENTED 24.9% OF SEGMENT REVENUE DURING THE QUARTER. THESE RESULTS NO LONGER INCLUDE THE CONSOLIDATION OF TUTV, WHICH WAS SOLD TO UNIVISION AS PART OF THE RECENTLY CLOSED DEAL. EXCLUDING THE CONTRIBUTION TO REVENUES OF TUTV IN 2010 RESULTS, GROWTH IN OUR PAY TELEVISION NETWORKS SEGMENT WAS 15% DURING THE QUARTER. ADDITIONALLY, THE SEGMENT WAS IMPACTED BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.35 MILLION.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 13.2% TO PS.413.8 MILLION COMPARED WITH PS.365.4 MILLION IN SECOND QUARTER 2010, AND THE MARGIN INCREASED TO 50%. THIS RESULT REFLECTS HIGHER SALES AS WELL AS THE ABSENCE OF COSTS AND EXPENSES RELATED TO I) FOROTV, WHICH IS NOW PART OF TELEVISION BROADCASTING; II) THE TRANSMISSION OF THE WORLD CUP BY TDN IN 2010; AND III) TUTV, WHICH IS NO LONGER CONSOLIDATED.

PROGRAMMING EXPORTS

SECOND-QUARTER SALES INCREASED 40.5% TO PS.890 MILLION COMPARED WITH PS.633.4 MILLION IN SECOND QUARTER 2010. THE GROWTH WAS ATTRIBUTABLE TO AN INCREASE IN ROYALTIES FROM UNIVISION, FROM US$37 MILLION IN SECOND QUARTER 2010 TO US$60.2 MILLION IN SECOND QUARTER 2011. THIS REFLECTS THE ONGOING RATINGS SUCCESS OF UNIVISION, AND THE FAVORABLE IMPACT OF THE REVISED ROYALTY STRUCTURE. SALES TO THE REST OF THE WORLD GREW BY 20.1% TO PS.31.6 MILLION. THIS GROWTH WAS PARTIALLY OFFSET BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.43.5 MILLION. EXCLUDING THIS EFFECT, PROGRAMMING EXPORTS GREW BY 47.4%.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 58.7% TO PS.466 MILLION COMPARED WITH PS.293.6 MILLION IN SECOND QUARTER 2010, AND THE MARGIN INCREASED TO 52.4%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY ADDITIONAL AMORTIZATIONS OF COPRODUCED AND EXPORTABLE PROGRAMMING.

PUBLISHING

SECOND-QUARTER SALES DECREASED 2% TO PS.795.8 MILLION COMPARED WITH PS.812 MILLION IN SECOND QUARTER 2010. ADVERTISING AND CIRCULATION REVENUES WERE MARGINALLY LOWER IN MEXICO, BUT STRONGER ABROAD. EXCLUDING THE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES, APPROXIMATELY PS.30.9 MILLION, REVENUES GREW BY 1.8%.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 14.3% TO PS.151.8 MILLION COMPARED WITH PS.132.8 MILLION IN SECOND QUARTER 2010, AND THE MARGIN INCREASED TO 19.1%. THIS INCREASE REFLECTS LOWER COSTS AND EXPENSES MAINLY DUE TO A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS, AS WELL AS A REDUCTION IN EDITORIAL EXPENSES.

SKY

SECOND-QUARTER SALES GREW BY 10.2% TO PS.3,122.4 MILLION COMPARED WITH PS.2,832.6 MILLION IN SECOND QUARTER 2010. THE INCREASE WAS DRIVEN BY SOLID GROWTH IN THE SUBSCRIBER BASE IN MEXICO, AS EXPLAINED BY THE CONTINUED SUCCESS OF SKY’S LOW-COST OFFERINGS. THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED BY 273,967 DURING THE QUARTER TO 3,586,073 (INCLUDING 153,983 COMMERCIAL SUBSCRIBERS) AS OF JUNE 30, 2011, COMPARED WITH 2,448,776 (INCLUDING 147,297 COMMERCIAL SUBSCRIBERS) AS OF JUNE 30, 2010. SKY ENDED THE QUARTER WITH 153,517 SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC. SEGMENT RESULTS WERE PARTIALLY OFFSET BY LOWER ADVERTISING AND PAY-PER-VIEW REVENUE DUE TO THE ABSENCE OF THE 2010 SOCCER WORLD CUP.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 16.4% TO PS.1,496.4 MILLION COMPARED WITH PS.1,285.4 MILLION IN SECOND QUARTER 2010, AND THE MARGIN INCREASED TO 47.9%. THIS INCREASE REFLECTS HIGHER SALES, STRONG OPERATING LEVERAGE, AND A STRICT CONTROL OF EXPENSES IN SPITE OF THE ACCELERATED SUBSCRIBER GROWTH. IT ALSO REFLECTS THE ABSENCE OF PS.48 MILLION IN AMORTIZED COSTS RELATED TO THE EXCLUSIVE TRANSMISSION OF CERTAIN 2010 WORLD CUP MATCHES.

CABLE AND TELECOM

SECOND-QUARTER SALES INCREASED 14.9% TO PS.3,332.7 MILLION COMPARED WITH PS.2,900.1 MILLION IN SECOND QUARTER 2010. THIS INCREASE WAS ATTRIBUTABLE MAINLY TO THE ADDITION OF 483,675 REVENUE GENERATING UNITS (RGUS) IN CABLEVISIÓN, CABLEMÁS, AND TVI DURING THE LAST TWELVE MONTHS AS A RESULT OF THE SUCCESS OF OUR COMPETITIVE TRIPLE-PLAY BUNDLES.

THE INCREASE IS ALSO EXPLAINED BY AN IMPROVED SALES MIX IN BESTEL. YEAR-OVER-YEAR, CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL NET SALES INCREASED 11.7%, 13.8%, 15.2%, AND 19.7% RESPECTIVELY.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE CABLE AND TELECOM SUBSIDIARIES AS OF JUNE 30, 2011:

THE SUBSCRIBER BASE OF CABLEVISION OF VIDEO, BROADBAND AND TELEPHONY AS OF JUNE 30, 2011, AMOUNTED TO 695,352, 328,725 AND 219,426, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND TELEPHONY AS OF JUNE 30, 2011, AMOUNTED TO 1,026,826, 396,819 AND 232,221, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND TELEPHONY AS OF JUNE 30, 2011, AMOUNTED TO 366,134, 172,918 AND 125,894, RESPECTIVELY.

THE RGUS OF CABLEVISION, CABLEMÁS AND TVI AS OF JUNE 30, 2011, AMOUNTED TO 1,243,503, 1,655,866 AND 664,946, RESPECTIVELY.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 15.1% TO PS.1,104.5 MILLION COMPARED WITH PS.959.6 MILLION IN SECOND QUARTER 2010, AND THE MARGIN WAS 33.1%. THESE RESULTS REFLECT CONTINUED GROWTH IN THE CABLE PLATFORMS AS WELL AS A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR FOUR CABLE AND TELECOM SUBSIDIARIES FOR THE QUARTER:

SECOND-QUARTER REVENUES OF CABLEVISION, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.1,079.5 MILLION, PS.1,136.4 MILLION, PS.517.6 MILLION AND PS.669.7 MILLION, RESPECTIVELY.

SECOND-QUARTER OPERATING SEGMENT INCOME OF CABLEVISION, CABLEMÁS, TVI AND BESTEL, AMOUNTED TO PS.404.6 MILLION, PS.428.1 MILLION, PS.228.8 MILLION AND PS.85.9 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS OF PS.70.5 MILLION IN REVENUES AND PS.42.9 MILLION IN OPERATING SEGMENT INCOME, WHICH ARE CONSIDERED IN THE CONSOLIDATED RESULTS OF CABLE AND TELECOM.

OTHER BUSINESSES

SECOND-QUARTER SALES INCREASED 2.2% TO PS.1,005.3 MILLION COMPARED WITH PS.983.7 MILLION IN SECOND QUARTER 2010. THE SOCCER BUSINESS BENEFITED FROM THE CONSOLIDATION OF THE SOCCER TEAMS NECAXA AND SAN LUIS. THE RESULTS OF FEATURE-FILM DISTRIBUTION WERE DRIVEN BY THE DISTRIBUTION OF MORE BLOCKBUSTER MOVIES DURING THE QUARTER.

SECOND-QUARTER OPERATING SEGMENT INCOME DECREASED 76.1% TO PS.11.5 MILLION COMPARED WITH PS.48.1 MILLION IN SECOND QUARTER 2010, MAINLY REFLECTING AN INCREASE IN COSTS AND EXPENSES RELATED TO THE CONSOLIDATION OF THE SOCCER TEAMS NECAXA AND SAN LUIS.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE SECOND QUARTER 2011 AND 2010 AMOUNTED TO PS.326.1  MILLION AND PS.312.2 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN SECOND QUARTER 2011 AMOUNTED TO PS.161.9 MILLION, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

NON-OPERATING RESULTS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, DECREASED BY PS.50.7 MILLION, OR 25.2%, TO PS.150.7 MILLION FOR SECOND QUARTER 2011, COMPARED WITH PS.201.4 MILLION FOR SECOND QUARTER 2010, AND INCLUDED PRIMARILY FINANCIAL ADVISORY AND PROFESSIONAL SERVICES, DONATIONS AND LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT.

INTEGRAL COST OF FINANCING

THE NET EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING DECREASED BY PS.185.6 MILLION, OR 16.2%, TO PS.961.1 MILLION IN SECOND QUARTER 2011 FROM PS.1,146.7 MILLION IN SECOND QUARTER 2010. THIS DECREASE REFLECTED PRIMARILY A PS.412.1 MILLION DECREASE IN FOREIGN EXCHANGE LOSS RESULTING PRIMARILY FROM THE EFFECT OF A 1.5% APPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN SECOND QUARTER 2011 ON OUR NET US DOLLAR ASSET POSITION COMPARED WITH A 4.1% DEPRECIATION IN SECOND QUARTER 2010 ON OUR NET US DOLLAR LIABILITY POSITION. THIS FAVORABLE VARIANCE WAS PARTIALLY OFFSET BY I) A PS.192.5 MILLION INCREASE IN INTEREST EXPENSE, DUE PRIMARILY TO A HIGHER PRINCIPAL AMOUNT OF LONG-TERM DEBT IN SECOND QUARTER 2011; AND II) A PS.34 MILLION DECREASE IN INTEREST INCOME EXPLAINED PRIMARILY BY A LOWER AVERAGE AMOUNT OF CASH EQUIVALENTS IN SECOND QUARTER 2011.

EQUITY IN LOSSES OF AFFILIATES, NET

EQUITY IN LOSSES OF AFFILIATES, NET, REACHED PS.133.4 MILLION IN SECOND QUARTER 2011 COMPARED WITH AN EQUITY IN EARNINGS OF AFFILIATES OF PS.48.2 MILLION IN SECOND QUARTER 2010. THIS VARIANCE REFLECTED MAINLY AN INCREASE IN EQUITY IN LOSS OF LA SEXTA, OUR 40.8% INTEREST IN A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, AS WELL AS THE ABSENCE OF EQUITY IN INCOME OF VOLARIS, A LOW-COST CARRIER AIRLINE IN WHICH WE FORMERLY HELD A 25% INTEREST, WHICH INVESTMENT WE DISPOSED OF IN JULY 2010.

INCOME TAXES

INCOME TAXES DECREASED BY PS.57.2 MILLION, OR 6.6%, TO PS.808 MILLION IN SECOND QUARTER 2011 FROM PS.865.2 MILLION IN SECOND QUARTER 2010. THIS DECREASE REFLECTED BOTH A LOWER INCOME TAX BASE AND A LOWER EFFECTIVE INCOME TAX RATE.

NON-CONTROLLING INTEREST NET INCOME

NON-CONTROLLING INTEREST NET INCOME INCREASED BY PS.89 MILLION, OR 33.9%, TO PS.351.6 MILLION IN SECOND QUARTER 2011, FROM PS.262.6 MILLION IN SECOND QUARTER 2010. THIS INCREASE REFLECTED PRIMARILY A HIGHER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY NON-CONTROLLING EQUITY OWNERS AND STOCKHOLDERS IN OUR SKY AND CABLE AND TELECOM SEGMENTS.

OTHER RELEVANT INFORMATION

ACQUISITION OF CABLEMÁS NON-CONTROLLING INTEREST

ON APRIL 1, 2011, WE ANNOUNCED AN AGREEMENT REACHED WITH THE NON-CONTROLLING STOCKHOLDERS OF CABLEMÁS TO OBTAIN THE 41.7% EQUITY INTEREST IN CABLEMÁS THAT WE DID NOT OWN. THE ACQUISITION OF THAT EQUITY STAKE CONCLUDED WITH THE MERGER OF CABLEMÁS INTO THE COMPANY, AS SURVIVING ENTITY, IN EXCHANGE FOR 24.8 MILLION CPOS WHICH WERE ISSUED IN CONNECTION WITH THIS TRANSACTION. THE EXECUTION OF THE MERGER AGREEMENT BETWEEN CABLEMÁS AND THE COMPANY WAS APPROVED BY OUR STOCKHOLDERS ON APRIL 29, 2011, AND REGULATORY APPROVAL FOR THE MERGER WAS OBTAINED ON JUNE 17, 2011. AS A RESULT OF THIS TRANSACTION, WHICH TOTAL VALUE AMOUNTED TO APPROXIMATELY PS.4,700 MILLION, WE OWN 100% OF THE CABLEMÁS BUSINESS.

CAPITAL EXPENDITURES AND INVESTMENTS

DURING SECOND QUARTER 2011, WE INVESTED APPROXIMATELY US$203.5 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$117.3 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$52.9 MILLION FOR OUR SKY SEGMENT, AND US$33.3 MILLION FOR OUR TELEVISION BROADCASTING SEGMENT AND OTHER BUSINESSES.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR CABLE AND TELECOM SEGMENT DURING SECOND QUARTER 2011 INCLUDED APPROXIMATELY US$52.6 MILLION FOR CABLEVISIÓN, US$32.7 MILLION FOR CABLEMÁS, US$12.4 MILLION FOR TVI, AND US$19.6 MILLION FOR BESTEL.

DURING SECOND QUARTER 2011, WE MADE CASH PAYMENTS IN THE AMOUNT OF US$1,002.5 MILLION (PS.11,786 MILLION) IN CONNECTION WITH OUR INVESTMENT IN GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), THE CONTROLLING COMPANY OF GRUPO IUSACELL, S.A. DE C.V. (“IUSACELL”), IN THE FORM OF I) US$37.5 MILLION (PS.442 MILLION) IN EQUITY REPRESENTING 1.093875% OF THE OUTSTANDING SHARES OF GSF; AND II) US$1,565 MILLION (PS.18,370.9 MILLION) OF DEBENTURES ISSUED BY GSF THAT ARE MANDATORILY CONVERTIBLE INTO SHARES OF STOCK OF GSF, OF WHICH US$600 MILLION (PS.7,026.9 MILLION) REMAINS UNPAID AS OF JUNE 30, 2011, AND WILL BE PAID IN CASH BEFORE YEAR-END. UPON CONVERSION OF THE DEBENTURES OF GSF, WHICH IS SUBJECT TO REGULATORY APPROVAL AND OTHER CUSTOMARY CLOSING CONDITIONS, OUR EQUITY PARTICIPATION IN GSF AND IUSACELL WILL BE 50%.

DEBT AND CAPITAL LEASE OBLIGATIONS

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.53,015.7 MILLION AND PS.47,964.8 MILLION AS OF JUNE 30, 2011 AND DECEMBER 31, 2010, RESPECTIVELY, WHICH INCLUDED A SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.2,012.7 MILLION AND PS.1,469.1 MILLION, RESPECTIVELY.

ADDITIONALLY, WE HAD CAPITAL LEASE OBLIGATION IN THE AMOUNT OF PS.624.4 MILLION AND PS.629.8 MILLION AS OF JUNE 30, 2011 AND DECEMBER 31, 2010, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.341.0 MILLION  AND PS.280.1 MILLION, RESPECTIVELY.

AS OF JUNE 30, 2011, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.25,910 MILLION. THE AGGREGATE AMOUNT OF NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF JUNE 30, 2011 AMOUNTED TO PS.3,029 MILLION.

SHARES OUTSTANDING

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010, OUR SHARES OUTSTANDING AMOUNTED TO 330,963.3 MILLION AND 325,023.0 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,828.8 MILLION AND 2,778.0 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 565.8 MILLION AND 555.6 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN SECOND QUARTER 2011, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 65.9%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 66.5%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 68.1%.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES(1)
CONSOLIDATED
Final Printing

S03:  CASH AND AVAILABLE INVESTMENTS
INCLUDES CASH AND CASH EQUIVALENTS FOR PS.17,591,319 AND PS.32,224,798 AS OF JUNE 30, 2011 AND 2010, RESPECTIVELY.

S07:  OTHER CURRENTS ASSETS
INCLUDES TEMPORARY INVESTMENTS FOR PS.5,567,812 AND PS.5,253,923 AS OF JUNE 30, 2011 AND 2010, RESPECTIVELY.

S31:  DEFERRED LIABILITIES
INCLUDES PS.14,062,740  AND PS.13,091,891 AS OF JUNE 30, 2011 AND 2010, RESPECTIVELY, OF A SHORT-TERM NATURE.

E44: INCLUDES AN INVESTMENT OF U.S.$11,786,011 IN DEBENTURES THAT ARE CONVERTIBLE IN SHARES OF GSF.

_________________________

(1)           THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES

CONSOLIDATED
Final Printing

			NUMBER	%
COMPANY NAME		MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	ALEKTIS CONSULTORES, S DE RL. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1	100
2	CABLESTAR, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	57,195,341	30.80
3	CABLE Y COMUNICACIÓN DE CAMPECHE, S.A. DE C.V.	TELECOM COMPANY	11,321	98.40
4	CABLE Y COMUNICACIÓN DE MORELIA, S.A. DE C.V.	TELECOM COMPANY	66,770	100.00
5	CABLEMAS TELECOMUNICACIONES, S.A. DE C.V.	TELECOM COMPANY	718,404,028	92.63
6	CCC TECNO EQUIPOS, S.A. DE C.V.	LEASING COMPANY	4,374	98.24
7	CM EQUIPOS Y SOPORTE, S.A. DE C.V.	LEASING COMPANY	405,331,351	92.63
8	CORPORATIVO VASCO DE QUIROGA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	110,639,433	100.00
9	CONSTRUCTORA CABLEMAS, S.A. DE C.V.	SERVICES COMPANY	3,289,999	100.00
10	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,080,182	90.25
11	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,568,954	100.00
12	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,474,969	100.00
13	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	646,586	91.18
14	GRUPO DISTRIBUIDORAS INTERMEX, S.A. DE C.V.	DISTRIBUTION OF BOOKS AND MAGAZINES	670,303	100.00
15	GRUPO TELESISTEMA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	30,897,303	100.00
16	INMOBILIARIA CABLEMAS, S.A. DE C.V.	REAL ESTATE COMPANY	1,092,075	100.00
17	KAPA CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,959,228	100.00
18	KASITUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	42,405	100.00
19	MULTIMEDIA TELECOM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	3,031,390	100.00
20	MULTIMEDIA CTI, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	100.00
21	PROFESIONALES EN VENTAS S.A. DE C.V.	SERVICES COMPANY	49	98.00
22	PROMO-INDUSTRIAS METROPOLITANAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,389,397	100.00
23	SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	SERVICES COMPANY	1,341	93.00
24	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF RADIO PROGRAMMING	76,070,313	50.00
25	SOMOS TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,561,158	100.00
26	TELEPARABOLAS, S.L.	TV CABLE COMMERCIALIZATION	1,500	100.00
27	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,455,225	100.00
28	TELESISTEMA MEXICANO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	497	99.40
29	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	1,677,000	95.72
30	TELEVISA USA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	49	98.00
31	TSM CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,069,791	100.00
32	TELEVISA ENTRETENIMIENTO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,078,934	100.00
33	TV TRANSMISIONES DE CHIHUAHUA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	661,004	100.00

OBSERVATIONS:  THE INDICATED PERCENTAGE REPRESENTS THE DIRECT SHARE OF GRUPO TELEVISA, S.A.B. IN EACH COMPANY.

ANALYSIS OF INVESTMENTS IN SHARES
ASSOCIATES

CONSOLIDATED
Final Printing
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
COMPANY NAME		MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE
1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	33,000,000	30.00	137,000	44,734
2	BROADCASTING MEDIA PARTNERS, INC	PROMOTION AND DEVELOPMENT OF COMPANIES	526,074	5.00	15,518,514	1,488,122
3	CENTROS DE CONOCIMIENTO TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	20,764
4	COMUNICABLE, S.A. DE C.V.	CABLE TV TRANSMISSION	1	50.00	16,918	22,930
5	COMUNICABLE DE VALLE HERMOSO, S.A. DE C.V.	CABLE TV TRANSMISSION	1	50.00	4,019	3,681
6	CORPORATIVO TD SPORTS, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	47,839	49.00	47,839	32,741
7	DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A. DE C.V.	PRODUCTION OF ANIMATED CARTOONS	1,735,560	49.00	4,384	692
8	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	9,045
9	ENDEMOL LATINO, N.A., LLC	COMMERCIALIZATION OF TELEVISION PROGRAMMING	1	49.00	6,335	5,764
10	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	1,056
11	GESTORA DE INVERSIONES AUDIOVISUALES LA SEXTA, S.A.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	12,203,927	40.77	4,212,390	872,756
12	GRUPO TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I.	TELECOM	54,666,667	33.33	427,000	34,288
13	GSF TELECOM HOLDINGS, S.A.P.I. S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,658,960	1.09	11,786,012	442,001
14	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	781,421
15	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	4,124,986	15.00	412	5,941
	TOTAL INVESTMENT IN ASSOCIATES				33,310,929	3,765,936
	OTHER PERMANENT INVESTMENTS					34,901,055
	TOTAL				33,310,929	38,666,991

OBSERVATIONS:
THE INDICATED PERCENTAGE REPRESENTS THE DIRECT SHARE OF GRUPO TELEVISA, S.A.B. IN EACH COMPANY.  OTHER PERMANENT INVESTMENTS  AMOUNT PRINCIPALLY INCLUDES FINANCIAL INSTRUMENTS.

CREDITS BREAKDOWN
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of Pesos)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
	WITH FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
					YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74	0	0	0	0	0	2,100,000
INBURSA, S.A.	NA	10/22/2004	4/23/2012	10.35	0	1,000,000	0	0	0	0
SANTANDER	NA	4/21/2006	4/21/2016	TIIE+24	0	0	0	0	0	1,400,000
BANCO MERCANTIL DEL NORTE	NA	2/24/2011	2/21/2016	TIIE+215	0	0	67,032	201,096	201,096	510,776
SANTANDER	NA	3/30/2011	3/30/2016	8.12	0	0	0	0	0	2,000,000
BBVA BANCOMER	NA	3/30/2011	3/30/2016	8.095	0	0	0	0	0	2,500,000
BANAMEX, S.A.	NA	3/25/2011	3/23/2021	9.40	0	0	0	0	0	400,000
BANAMEX, S.A.	NA	3/25/2011	3/23/2021	9.06	0	0	0	0	0	800,000
BANAMEX, S.A.	NA	3/25/2011	3/23/2018	8.77	0	0	0	0	0	400,000
HSBC	NA	3/28/2011	3/30/2018	TIIE+117.5	0	0	0	0	0	2,500,000
AF BANREGIO, S.A. DE C.V.	NA	8/23/2010	8/24/2011	7.84	20,000	0	0	0	0	0

OTHER
TOTAL BANKS					20,000	1,000,000	67,032	201,096	201,096	12,610,776	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93	0	0	0	0	0	4,500,000
HOLDERS	NA	10/14/2010	10/1/2020	7.38	0	0	0	0	0	10,000,000
HOLDERS	YES	9/14/2001	9/13/2011	8.41							842,654	0	0	0	0	0
HOLDERS	YES	3/11/2002	3/11/2032	8.94							0	0	0	0	0	3,513,450
HOLDERS	YES	3/18/2005	3/18/2025	6.97							0	0	0	0	0	7,026,900
HOLDERS	YES	5/6/2008	5/15/2018	6.31							0	0	0	0	0	5,855,750
HOLDERS	YES	11/23/2009	1/15/2040	6.97							0	0	0	0	0	7,026,900
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	14,500,000	842,654	0	0	0	0	23,423,000
SUPPLIERS
VARIOUS	NA	6/30/2011	6/30/2012		0	3,767,388	0	0	0	0
VARIOUS	YES	6/30/2011	6/30/2012								0	3,491,384	0	0	0	0
TOTAL SUPPLIERS					0	3,767,388	0	0	0	0	0	3,491,384	0	0	0	0

OTHER LOANS WITH COST
(S103 AND S30)
VARIOUS	NA	6/1/2009	8/1/2013	VARIOUS	207,438	53,638	99,473	21,986	0	0
VARIOUS	YES	5/1/2007	11/15/2022	VARIOUS							111,775	118,133	92,693	16,119	16,946	36,138
TOTAL OTHER LOANS WITH COST					207,438	53,638	99,473	21,986	-	0	111,775	118,133	92,693	16,119	16,946	36,138

OTHER CURRENT LIABILITIES
WITHOUT COST (S26)
VARIOUS	NA				0	10,590,002
VARIOUS	YES										0	844,087
TOTAL CURRENT LIABILITIES WITHOUT COST					0	10,590,002	-	-	-	-	-	844,087	-	-	-	-

TOTAL					227,438	15,411,028	166,505	223,082	201,096	27,110,776	954,429	4,453,604	92,693	16,119	16,946	23,459,138

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

$11.7115	PESOS PER U.S. DOLLAR
0.0249	PESOS PER CHILEAN PESO

IT DOESN'T INCLUDE LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF S25 TAXES PAYABLE) OF PS.779,445 AND PS.352,058, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing
	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

MONETARY ASSETS	2,540,365	29,751,485	175,936	2,060,474	31,811,959

LIABILITIES POSITION	2,587,411	30,302,464	88,162	1,032,510	31,334,974

SHORT-TERM LIABILITIES POSITION	413,758	4,845,727	78,074	914,364	5,760,091

LONG-TERM LIABILITIES POSITION	2,173,653	25,456,737	10,088	118,146	25,574,883

NET BALANCE	(47,046)	(550,979)	87,774	1,027,964	476,985

NOTES

THE MONETARY ASSETS INCLUDE U.S.$215,324 THOUSAND OF LONG-TERM AVAILABLE-FOR-SALE INVESTMENTS, OF WHICH FOREIGN EXCHANGE GAIN OR LOSS RELATED TO THE CHANGES IN FAIR VALUE OF THESE FINANCIAL INSTRUMENTS IS ACCOUNTED FOR AS OTHER COMPREHENSIVE INCOME.

(1)   THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS.	11.7115	PESOS PER U.S. DOLLAR
	17.0028	PESOS PER EURO
	12.1484	PESOS PER CANADIAN DOLLAR
	2.8725	PESOS PER ARGENTINEAN PESO
	0.6338	PESOS PER URUGUAYAN PESO
	0.0249	PESOS PER CHILEAN PESO
	0.0065	PESOS PER COLOMBIAN PESO
	4.2589	PESOS PER PERUVIAN NUEVO SOL
	13.9436	PESOS PER SWISS FRANC
	2.7356	PESOS PER STRONG BOLIVAR
	7.5074	PESOS PER BRAZILIAN REAL
	18.8227	PESOS PER STERLING LIBRA
	1.8119	PESOS PER CHINESE YUAN

THE FOREIGN CURRENCY OF LONG-TERM  LIABILITIES FOR PS.25,574,883 IS REPORTED AS FOLLOWS:

REF. S27	LONG-TERM LIABILITIES	PS.	23,584,896
REF. S69	OTHER LONG-TERM LIABILITIES	PS.	1,989,987

DEBT INSTRUMENTS

CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG - TERM DEBT SECURITIES

THE AGREEMENTS OF THE  U.S.$300 MILLION (OF WHICH APPROXIMATELY U.S.$71.9 MILLION ARE OUTSTANDING AS OF JUNE 30, 2011), U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION PS. 4,500 MILLION AND U.S.$600 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2011, 2018, 2025, 2032, 2037 AND 2040, RESPECTIVELY, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENT OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT JUNE 30, 2011, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)
TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED BUILDINGS,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATIONS FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCASTER STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS.	0	0
RADIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCASTER STATIONS.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

NOTES

MAIN RAW MATERIALS

CONSOLIDATED
Final Printing
	MAIN		DOM.	COST
MAIN RAW	SUPPLIERS	ORIGIN	SUBST.	PRODUCTION
(%)

PROGRAMS AND FILMS	ESTUDIO MÉXICO
FILMS,
	S.A. DE C.V.	DOMESTIC
DISTRIBUIDORA
ROMARI,
	S.A. DE C.V.	DOMESTIC
GUSSI, S.A.
	DE C.V.	DOMESTIC
CINEMATOGRÁFICA,
	RA, S.A.	DOMESTIC
QUALITY
FILMS,
	S. DE R.L. DE C.V.	DOMESTIC
PRODUCCIONES
POTOSI,
	S.A.	DOMESTIC
PRODUCCIONES
MATOUK,
	S.A.	DOMESTIC
PONS MORALES
MARIA
	ANTONIETA	DOMESTIC
NARMEX,
	S.A. DE C.V.	DOMESTIC
AGUIRRE
PRODUCCIONES,
	S.A. DE C.V.	DOMESTIC
DISTRIBUIDORA
DE ENTRETENI-
MIENTO DE CINE,
	S.A. DE C.V.	DOMESTIC
PRODUCCIONES
ALFA AUDIOVISUAL,
	S.A. DE C.V.	DOMESTIC
UNIVERSAL STUDIOS
	INTERNATIONAL	FOREIGN	NO
	CHILE, S.A.	FOREIGN	NO
CPT HOLDINGS,
	INC.	FOREIGN	NO
DW
(NETHERLANDS)
	BV	FOREIGN	NO
METRO
GOLDWYN
MAYER
	INTERNATIONAL	FOREIGN	NO
MTV NETWORKS
A DIVISION OF
	VIACOM, INT.	FOREIGN	NO
PARAMOUNT PICTURES
GLOBAL A
DIVISION OF
VIACOM GLOBAL
	NETHERLANDS BV	FOREIGN	NO
RCN TELEVISION,
	INC	FOREIGN	NO
TELEMUNDO
TELEVISION
	STUDIOS, LLC	FOREIGN	NO
TOEI
ANIMATION
	INCORPORATED	FOREIGN	NO
TWENTIETH
CENTURY
FOX
	INTERNATIONAL	FOREIGN	NO
UNIVERSAL
CITY STUDIOS
	PRODUCTIONS, LLLP	FOREIGN	NO
WARNER
BROS.
INTERNATIONAL
	INC	FOREIGN	NO
OTHER
CABLE RG COAXIAL
MAYA 60	DICIMEX, S.A. DE C.V.	DOMESTIC	YES
CONECTOR HEMBRA	POWER & TELEPHONE
	SUPPLY, S.A. DE C.V.	DOMESTIC	YES
DIVISOR DE LINEA	POWER &
2 SALIDAS	TELEPHONE SUPPLY,
	S.A. DE C.V.	DOMESTIC	YES
COUCHE PAPER	PAPELERA
	LOZANO, S.A.	DOMESTIC	YES
PAPEL,
	S.A. DE C.V.	DOMESTIC	YES
PAPELERÍA
PROGRESO,
	S.A. DE C.V.	DOMESTIC	YES
SUMINISTROS
Y SERVICIOS
	BROOM	DOMESTIC	YES
	STORAM ENSON	FOREIGN	NO
	BULKLEY DUNTON	FOREIGN	NO
MILLYKOSKI
	SALES GMBH	FOREIGN	NO
SAPPI DEUTSCHLAND
	GMBH	FOREIGN	NO
ABITIBI
	BOWATER, INC	FOREIGN	YES
PAPER AND IMPRESSION	SERVICIOS
PROFESIONALES
DE
	IMPRESION	DOMESTIC	YES
QUAD/GRAPHICS
	MÉXICO, S.A. DE C.V.	DOMESTIC	YES
REPRODUCCIONES
	FOTOMECANICAS, S.A.	DOMESTIC	YES
OFFSET
	MULTICOLOR, S.A.	DOMESTIC	YES
MOIÑO
IMPRESORES,
	S.A. DE C.V.	DOMESTIC	YES
EDITORA
	GEMINIS, S.A.	FOREIGN	YES
EDITORIAL
LA PATRIA,
	S.A.	FOREIGN	YES
PRINTER
COLOMBIANA,
	S.A.	FOREIGN	YES
	RR DONNELLEY	FOREIGN	NO
GRUPO
OP
GRAFICAS,
	S.A.	FOREIGN	YES
AGSTROM
	GRAPHICS	FOREIGN	YES
CARGRAPHICS,
	S.A.	FOREIGN	YES
QUAD GRAPHICS
COLOMBIA,
	S.A.	FOREIGN	YES

NOTES

SALES DISTRIBUTION BY PRODUCT

SALES

CONSOLIDATED
Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
	(THOUSANDS)		(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(605,148)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	2	9,269,716			COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					BIMBO, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MÉXICO
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					FRABEL, S.A. DE C.V.
					KELLOGG COMPANY MÉXICO, S. DE R.L. DE C.V.
					MARCAS NESTLE, S.A. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
OTHER INCOME		85,199			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		1,047,988			CABLEMÁS TELECOMUNICACIONES, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					CABLEVISION RED, S.A.
					TELECABLE DEL ESTADO DE MÉXICO, S.A. DE C.V.
					TELEVISION INTERNACIONAL, S.A. DE C.V.
					TELE CABLE CENTRO OCCIDENTE, S.A. DE C.V.
ADVERTISED TIME SOLD		336,199			MEDIA PLANNING GROUP, S.A. DE C.V.
					PROMOCION Y PUBLICIDAD FIESTA, S.A. DE C.V.
					SUAVE Y FÁCIL, S.A. DE C.V.
					MARCAS NESTLE, S.A. DE C.V.
					DIRECTRA, S.A. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	17,447	267,905		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				TU MAGAZINE
				SOY AGUILA MAGAZINE
				MUY INTERESANTE MAGAZINE
				DISNEY PRINCESAS
				SKY VIEW MAGAZINE
				DIBUJIN DIBUJADO NIÑAS MAGAZINE
				COCINA FÁCIL MAGAZINE
PUBLISHING		296,730			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					DILTEX, S.A. DE C.V.
					CHRYSLER DE MÉXICO, S.A. DE C.V.
					BBVA BANCOMER, S.A.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					FORD MOTOR COMPANY, S.A. DE C.V.
					ACTIVE INTERNATIONAL MÉXICO, S.A. DE C.V.
					INTERNACIONAL DE CERAMICA, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L. DE C.V.
OTHER INCOME		7,237			VARIOUS
SKY :
DTH BROADCAST SATELLITE		5,515,940		SKY	SUBSCRIBERS
PAY PER VIEW		110,553
CHANNEL COMMERCIALIZATION		105,220			SUAVE Y FÁCIL, S.A. DE C.V.
					MEDIA PLANNING GROUP, S.A. DE C.V.
					BBVA BANCOMER, S.A.
					BANCO NACIONAL DE MÉXICO, S.A.
CABLE AND TELECOM:
DIGITAL SERVICE		3,111,109		CABLEVISION, CABLEMAS Y TVI	SUBSCRIBERS
INTERNET SERVICES		1,128,107
SERVICE INSTALLATION		28,817
PAY PER VIEW		26,674			MULTIMEDIOS, S.A. DE C.V.
CHANNEL COMMERCIALIZATION		140,750			SISTEMA GUERRERO AUDIOVISUAL, S.A. DE C.V.
TELEPHONY		848,288			SUAVE Y FÁCIL, S.A. DE C.V.
TELECOMMUNICATIONS		1,076,961		BESTEL
OTHER		82,630
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		75,982			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					GUSSI, S.A.DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					CINEMARK DE MÉXICO, S.A. C.V.
					CINEMAS LUMIERE, S.A. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		523,429		CLUB DE FÚTBOL AMÉRICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	AFICIÓN FÚTBOL, S.A. DE C.V.
INTERNET SERVICES		117,125		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L. DE C.V.
					SAMSUNG ELECTRONICS DE MÉXICO, S.A. DE C.V.
					ARMAKET, S.A. DE C.V.
GAMING		837,710		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		201,674			PEGASO PCS, S.A. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					PROPIMEX, S.A. DE C.V.
					TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
					GENERAL MOTORS DE MÉXICO, S. DE R.L. DE C.V.
					TIENDAS SORIANA, S.A. DE C.V.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION:	3,973	66,529		HOLA MEXICO MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				WWE LUCHA LIBRE AMERICANA MAGAZINE	DEALERS
				MAESTRA PREESCOLAR MAGAZINE	COMMERCIAL CENTERS (MALLS)
				MINIREVISTA MINA MAGAZINE
				TV NOTAS MAGAZINE
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(3,314)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		123,047			INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
OTHER INCOME		106,395			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		211,127			AMNET CABLE COSTA RICA, S.A.
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV ARGENTINA SOCIEDAD ANONIMA
					BBC WORLDWIDE LTD
					INTERESES EN EL ITSMO, S.A.
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		1,680,141		TELEVISA	COMPAÑIA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	CORPORACIÓN VENEZOLANA DE TELEVISIÓN
				TELEVISA	ANTENA 3 DE TELEVISIÓN, S.A.
PUBLISHING:
MAGAZINE CIRCULATION	23,788	454,798		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		378,747			UNIVERSAL MCCANN SERVICIOS DE MEDIOS LTDA
					PUBLICIS GROUPE MEDIA, S.A.
					UNILEVER CHILE, S.A.
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		419,593		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		119,076		BESTEL	SUBSCRIBERS

OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		7,945		CLUB DE FUTBOL AMERICA
INTERNET SERVICES		2,982
PUBLISHING DISTRIBUTION:	8,222	120,428		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL FEDERAL MAGAZINE
				COLECCIÓN ASTERIX MAGAZINE
				PUNTO Y MODA MAGAZINE
				HELLO KITTY MAGAZINE
				EL CUERPO HUMANO MAGAZINE
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		1,031			WARNER BROS ENTERTAINMENT, INC.
TOTAL		28,325,320

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES

CONSOLIDATED
Final Printing
	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
	(THOUSANDS)
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		43,151	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
OTHER INCOME		106,395	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		211,127	SPAIN		AMNET CABLE COSTA RICA, S.A.
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV ARGENTINA SOCIEDAD ANONIMA
			GUATEMALA		BBC WORLDWIDE LTD
			COLOMBIA		INTERESES EN EL ITSMO, S.A.
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		1,680,141	UNITED STATES OF AMERICA	TELEVISA	COMPAÑIA PERUANA DE RADIODIFUSIÓN, S.A.
			CENTRAL AMERICA	TELEVISA	CORPORACION VENEZOLANA DE TELEVISIÓN
			CARIBBEAN	TELEVISA	ANTENA 3 DE TELEVISIÓN, S.A.
			EUROPE	TELEVISA
			SOUTH AMERICA	TELEVISA
			AFRICA	TELEVISA
			ASIA	TELEVISA
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		7,945	UNITED STATES OF AMERICA	CLUB DE FUTBOL AMERICA
INTERNET SERVICES		2,982	UNITED STATES OF AMERICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		1,031	UNITED STATES OF AMERICA		WARNER BROS ENTERTAINMENT, INC.

INTERSEGMENT ELIMINATIONS		(2,258)
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		79,896	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
PUBLISHING:
MAGAZINE CIRCULATION	23,788	454,798	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	GENTE MAGAZINE	DEALERS
			PANAMA	PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		378,747			UNIVERSAL MCCANN SERVICIOS DE MEDIOS LTDA
					PUBLICIS GROUPE MEDIA, S.A.
					UNILEVER CHILE, S.A.
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		419,593	CENTRAL AMERICA	SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		119,076	UNITED STATES OF AMERICA	BESTEL	SUBSCRIBERS

OTHER BUSINESSES:
PUBLISHING DISTRIBUTION	8,222	120,428	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	MAGALY TV MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COLECCIÓN ASTERIX MAGAZINE
				PUNTO Y MODA MAGAZINE
				HELLO KITTY MAGAZINE
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
INTERSEGMENT ELIMINATIONS		(1,056)

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)

CONSOLIDATED
Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT JUNE 30, 2011, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR-DENOMINATED PROJECTS:

ACQUISITION AND IMPROVEMENT OF EQUIPMENT FOR THE NETWORK OF :
- CABLEVISIÓN	U.S.$	430.8	U.S.$	U.S.312.9	73%

INFORMATION TECHNOLOGY PROJECTS		37.2		12.7	34%

TRANSITION TO DIGITAL TELEVISION PROJECT		16.7		-	-

MEXICAN PESO-DENOMINATED PROJECTS:

GAMING BUSINESS PROJECTS	PS.	U.S.169.8	PS.	42.2	25%

ACQUISITION AND IMPROVEMENT OF EQUIPMENT FOR
THE NETWORK OF:
- CABLEMÁS		135.1		76.2	56%
- TVI		71.6		12.6	18%

INFORMATION TECHNOLOGY PROJECTS (TVI)		74.8		15.4	21%

TRANSITION TO DIGITAL TELEVISION PROJECT		8.9		-	-

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)

CONSOLIDATED
Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES AND AFFILIATES ARE FIRST CONVERTED TO MEXICAN FRS AND THEN TRANSLATED TO MEXICAN PESOS. ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES AND AFFILIATES OPERATING IN A LOCAL CURRENCY ENVIRONMENT ARE TRANSLATED INTO MEXICAN PESOS AT YEAR-END EXCHANGE RATES, AND RESULTS OF  OPERATIONS AND CASH FLOWS ARE TRANSLATED AT AVERAGE EXCHANGE RATES PREVAILING DURING THE YEAR. RESULTING TRANSLATION ADJUSTMENTS ARE ACCUMULATED AS A SEPARATE COMPONENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS IN CONSOLIDATED STOCKHOLDERS´ EQUITY. ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES THAT USE THE MEXICAN PESO AS A FUNCTIONAL CURRENCY ARE TRANSLATED INTO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE FOR MONETARY ASSETS AND LIABILITIES, AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, WITH THE RELATED ADJUSTMENT INCLUDED IN THE CONSOLIDATED STATEMENT OF INCOME AS INTEGRAL RESULT OF FINANCING.

ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED
Final Printing
							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	112,631,155,040	0	112,631,155,040	0	829,330	0
B	0.00000	0	52,209,887,883	0	52,209,887,883	0	389,141	0
D	0.00000	0	83,061,127,046	0	83,061,127,046	0	593,280	0
L	0.00000	0	83,061,127,046	0	0	83,061,127,046	593,280	0
TOTAL			330,963,297,015	0	247,902,169,969	83,061,127,046	2,405,031	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION:	330,963,297,015

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE OF 20 TO 5 CPOS, REPRESENTING EACH GDS.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELY, THE "GROUP"), AS OF JUNE 30, 2011 AND 2010, AND FOR THE SIX MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2010, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE SIX MONTHS ENDED JUNE 30, 2011.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF JUNE 30 CONSISTED OF:
	2011		2010
BUILDINGS	Ps.	9,447,471	Ps.	9,388,056
BUILDING IMPROVEMENTS		1,627,770		1,660,738
TECHNICAL EQUIPMENT		47,442,179		40,607,404
SATELLITE TRANSPONDERS		3,593,873		3,593,873
FURNITURE AND FIXTURES		844,369		852,893
TRANSPORTATION EQUIPMENT		2,071,864		2,377,445
COMPUTER EQUIPMENT		3,931,539		3,352,835
LEASEHOLD IMPROVEMENTS		1,390,581		1,362,171
		70,349,646		63,195,415
ACCUMULATED DEPRECIATION		(39,457,207)		(33,720,621)
		30,892,439		29,474,794
LAND		4,095,870		4,649,121
CONSTRUCTION AND PROJECTS IN PROGRESS		3,871,561		2,476,492
	Ps.	38,859,870	Ps.	36,600,407

DEPRECIATION CHARGED TO INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 WAS PS.3,107,125 AND PS.2,581,257, RESPECTIVELY.

3.        LONG-TERM DEBT SECURITIES:

AS OF JUNE 30, THE GROUP'S CONSOLIDATED SHORT-TERM AND LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2011				2010
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
8.0% SENIOR NOTES DUE 2011 (A)	U.S.$	71,951	Ps.	842,654	U.S.$	U.S. 71,951	Ps.	926,197
6.0% SENIOR NOTES DUE 2018 (A)		500,000		5,855,750		500,000		6,436,300
6.625% SENIOR NOTES DUE 2025 (A)		600,000		7,026,900		600,000		7,723,560
8.5% SENIOR NOTES DUE 2032 (A)		300,000		3,513,450		300,000		3,861,780
8.49% SENIOR NOTES DUE 2037 (A)		-		4,500,000		-		4,500,000
9.375% SENIOR GUARANTEED NOTES DUE 2015 (B)		-		-		174,700		2,248,843
6.625% SENIOR NOTES DUE 2040 (A)		600,000		7,026,900		600,000		7,723,560
7.38% NOTES DUE 2020 (C)		-		10,000,000		-		-
	U.S.$	U.S.2,071,951	Ps.	38,765,654	U.S.$	U.S. 2,246,651	Ps.	33,420,240

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2011, 2018, 2025, 2032, 2037 AND 2040, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.31%, 6.97%, 8.94%, 8.93% AND 6.97% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT (I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND (II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDEEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037 AND 2040, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. THE SENIOR NOTES DUE 2011, 2018, 2025, 2032, 2037 AND 2040 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)
THESE SENIOR GUARANTEED NOTES WERE UNSECURED OBLIGATIONS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES AND WERE GUARANTEED BY SUCH RESTRICTED SUBSIDIARIES. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, WAS 9.858%, AND WAS PAYABLE SEMI-ANNUALLY.  IN NOVEMBER 2010, CABLEMÁS PREPAID ALL OF ITS GUARANTEED SENIOR NOTES FOR AN AGGREGATE AMOUNT OF U.S.$183 MILLION (PS.2,256,716), INCLUDING ACCRUED INTEREST AND A PREMIUM (SEE NOTE 14).

(C)
IN OCTOBER 2010, THE COMPANY ISSUED 7.38% NOTES (“CERTIFICADOS BURSÁTILES”) DUE 2020 THROUGH THE MEXICAN STOCK EXCHANGE (“BOLSA MEXICANA DE VALORES”) IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000,000. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE NOTES, IN WHOLE OR IN PART, AT ANY SEMI-ANNUAL INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES APPOINTED BY THE COMPANY’S BOARD OF DIRECTORS, AND ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

4.        CONTINGENCIES:

IN DECEMBER 2010, THE COMPANY AND UNIVISION COMMUNICATIONS INC. (“UNIVISION”) ANNOUNCED THE COMPLETION OF CERTAIN AGREEMENTS AMONG RELATED PARTIES BY WHICH, AMONG OTHER TRANSACTIONS, THE GROUP MADE AN INVESTMENT IN BROADCASTING MEDIA PARTNERS, INC. (“BMP”), THE CONTROLLING COMPANY OF UNIVISION, AND THE PROGRAM LICENSE AGREEMENT (“PLA”) BETWEEN TELEVISA AND UNIVISION WAS AMENDED AND EXTENDED THROUGH THE LATER OF 2025 OR SEVEN AND ONE-HALF YEARS AFTER TELEVISA HAS SOLD TWO-THIRDS OF ITS INITIAL INVESTMENT IN BMP. IN CONNECTION WITH THESE AGREEMENTS, A COUNTERCLAIM FILED BY UNIVISION IN OCTOBER 2006, WHEREBY IT SOUGHT A JUDICIAL DECLARATION THAT ON OR AFTER DECEMBER 19, 2006, PURSUANT TO THE PLA, TELEVISA MAY NOT TRANSMIT OR PERMIT OTHERS TO TRANSMIT ANY TELEVISION PROGRAMMING INTO THE UNITED STATES BY MEANS OF THE INTERNET, WAS DISMISSED.

THERE ARE VARIOUS OTHER LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE COMPANY, WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS AND CLAIMS ARE EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP’S FINANCIAL STATEMENTS AS A WHOLE; HOWEVER, THE COMPANY IS UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS AND CLAIMS.

5.        STOCKHOLDERS' EQUITY:

THE COMPANY’S CAPITAL STOCK AS OF JUNE 30, IS ANALYZED AS FOLLOWS:

	2011		2010
NOMINAL	Ps.	2,405,031	Ps.	2,368,792
CUMULATIVE INFLATION ADJUSTMENT (A)		7,713,067		7,651,067
TOTAL CAPITAL STOCK	Ps.	10,118,098	Ps.	10,019,859

            (A) THE COMPANY DISCONTINUED RECOGNIZING THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION ON JANUARY 1, 2008, IN ACCORDANCE WITH MEXICAN FRS.

            ON APRIL 29, 2011, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.1,036,664, WHICH CONSISTED OF PS.0.35 PER CPO AND PS.0.00299145299 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2011 IN THE AGGREGATE AMOUNT OF PS.1,023,012; (II) THE MERGER OF CABLEMÁS INTO THE COMPANY ON APRIL 29, 2011, FOR WHICH REGULATORY APPROVALS WERE OBTAINED IN FEBRUARY 24 AND JUNE 17, 2011; (III) AN INCREASE IN THE CAPITAL STOCK OF THE COMPANY, WHICH CONSISTED OF 2,901,600,000 SHARES IN THE FORM OF 24,800,000 CPOS, IN CONNECTION WITH THE MERGER OF CABLEMÁS INTO THE COMPANY, BY WHICH THE COMPANY INCREASED ITS INTEREST IN THE CABLEMAS BUSINESS FROM 90.8% TO 100%; AND (IV) AN ADDITIONAL ISSUANCE OF 17,550,000,000 SHARES OF THE CAPITAL STOCK OF THE COMPANY IN THE FORM OF 150,000,000 CPOS, SUBJECT TO THE PREEMPTIVE RIGHTS OF EXISTING STOCKHOLDERS, WHICH ARE EXPECTED TO BE PAID IN CASH BY THE SPECIAL PURPOSE TRUST OF THE COMPANY’S RETENTION PLAN IN THE SECOND HALF OF 2011 (SEE NOTE 13).

AS OF JUNE 30, 2011, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:
	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	120,499,076,425	7,867,921,385	112,631,155,040
SERIES “B” SHARES	56,540,975,176	4,331,087,293	52,209,887,883
SERIES “D” SHARES	86,201,686,865	3,140,559,819	83,061,127,046
SERIES “L” SHARES	86,201,686,865	3,140,559,819	83,061,127,046
	349,443,425,331	18,480,128,316	330,963,297,015

     AS OF JUNE 30, 2011, THE COMPANY’S SHARES REPURCHASED BY THE COMPANY, AND THE COMPANY’S SHARES HELD BY SPECIAL TRUSTS IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN, ARE PRESENTED AS A CHARGE TO THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY,  AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	4,563,538,200	-	4,563,538,200	Ps.	1,991,713
HELD BY A COMPANY’S SUBSIDIARY TRUST (2)	2,898,645,048	537,563,559	3,436,208,607		834,272
HELD BY A COMPANY’S TRUST (3)	3,036,259,395	7,444,122,114	10,480,381,509		2,489,408
ADVANCES FOR ACQUISITION OF SHARES (4)	-	-	-		897,942
	10,498,442,643	7,981,685,673	18,480,128,316	Ps.	. 6,213,335

(1)	DURING THE FIRST HALF 2011, THE COMPANY REPURCHASED 23,400,000 SHARES IN THE FORM OF 200,000 CPOS, IN THE AGGREGATE AMOUNT OF PS.12,623.
(2)
IN THE FOURTH QUARTER 2010, THIS SPECIAL PURPOSE TRUST WAS DESIGNATED, TOGETHER WITH ALL OF ITS REMAINING COMPANY SHARES, AS AN ADDITIONAL TRUST FOR THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN. DURING THE FIRST QUARTER OF 2011, THE COMPANY RELEASED 320,443,695 SHARES IN THE FORM OF 2,738,835 CPOS IN THE AMOUNT OF PS.35,974.

(3)
IN JANUARY AND APRIL 2011, THIS TRUST RELEASED 232,743,888 SHARES AND 2,418,188,526 SHARES, RESPECTIVELY  IN THE FORM OF 1,989,264 AND 20,668,278 CPOS, RESPECTIVELY. IN ADDITION IN APRIL 2011 THIS TRUST RELEASED 386,100,000 SHARES NOT IN THE FORM OF CPOS, IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN, IN THE AMOUNT OF APROXIMATELY PS.19,097, PS.640,303 AND PS.102,234, RESPECTIVELY. ALSO DURING THE FIRST HALF OF 2011,  THIS TRUST ACQUIRED 295,425,000 COMPANY SHARES IN THE FORM OF 2,525,000 CPOS, IN THE AMOUNT OF PS.138,268.

(4)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN THE STOCKHOLDERS’ EQUITY ATRIBUTABLE TO THE CONTROLLING INTEREST A SHARE-BASED COMPENSATION EXPENSE OF PS.327,473 FOR THE SIX MONTHS ENDED JUNE 30, 2011, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE (SEE NOTE 11).

6.        RESERVE FOR REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES WAS OUTSTANDING AS OF JUNE 30, 2011.

 IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.        INTEGRAL RESULT OF FINANCING:

INTEGRAL RESULT OF FINANCING FOR THE SIX MONTHS ENDED JUNE 30 CONSISTED OF:

	2011		2010
INTEREST EXPENSE (1)	Ps.	1,947,034	Ps.	1,769,550
INTEREST INCOME		(455,873)		(558,228)
FOREIGN EXCHANGE LOSS, NET (2)		250,432		462,895
	Ps.	1,741,593	Ps.	1,674,217

(1)	INTEREST EXPENSE INCLUDES IN 2011 AND 2010 A NET LOSS FROM RELATED DERIVATIVE CONTRACTS OF PS.37,818 AND PS.132,199, RESPECTIVELY.
(2)	FOREIGN EXCHANGE LOSS, NET, INCLUDES IN 2011 AND 2010 A NET LOSS FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.265,813 AND PS.192,736, RESPECTIVELY.

8.        DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF JUNE 30 WAS DERIVED FROM:

	2011		2010
ASSETS:
ACCRUED LIABILITIES	Ps.	1,384,270	Ps.	922,370
GOODWILL		1,468,497		1,396,040
TAX LOSS CARRYFORWARDS		944,406		897,152
ALLOWANCE FOR DOUBTFUL ACCOUNTS		465,126		416,630
CUSTOMER ADVANCES		811,438		854,552
OTHER ITEMS		568,214		458,795
		5,641,951		4,945,539
LIABILITIES:
INVENTORIES		(360,344)		(407,102)
PROPERTY, PLANT AND EQUIPMENT, NET		(1,268,334)		(1,368,014)
OTHER ITEMS		(1,338,163)		(1,625,274)
TAX LOSSES OF SUBSIDIARIES, NET		-		(49,862)
		(2,966,841)		(3,450,252)
DEFERRED INCOME TAX OF MEXICAN COMPANIES		2,675,110		1,495,287
DEFERRED TAX OF FOREIGN SUBSIDIARIES		497,284		160,462
ASSETS TAX		1,444,041		925,496
VALUATION ALLOWANCE		(4,837,579)		(3,826,622)
FLAT RATE BUSINESS TAX		28,735		23,097
DIVIDENDS DISTRIBUTED AMONG GROUP’S ENTITIES		(278,305)		(471,691)
DEFERRED TAX LIABILITY	Ps.	(470,714)	Ps.	(1,693,971)

DEFERRED TAX LIABILITY CURRENT PORTION	Ps.	(134,951)	Ps.	(183,093)
DEFERRED TAX LIABILITY LONG-TERM		(335,763)		(1,510,878)
	Ps.	(470,714)	Ps.	(1,693,971)

9.        DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15, IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL, WERE RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010.

10.        QUARTERLY NET RESULTS:

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED JUNE 30, 2011 ARE AS FOLLOWS:
QUARTER	ACCUMULATED	QUARTER
3 / 10	Ps. 5,058,894	Ps. 2,195,213
4 / 10	7,683,389	2,624,495
1 / 11	1,219,614	1,219,614
2 / 11	3,374,865	2,155,251

11. INFORMATION BY SEGMENTS:

 INFORMATION BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT (LOSS)
2011:
TELEVISION BROADCASTING	Ps.	9,584,357	Ps.	300,727	Ps.	9,283,630	Ps.	4,046,589
PAY TELEVISION NETWORKS		1,595,314		201,186		1,394,128		775,086
PROGRAMMING EXPORTS		1,680,141		2,258		1,677,883		833,383
PUBLISHING		1,405,417		33,880		1,371,537		171,664
SKY		6,151,306		34,854		6,116,452		2,921,916
CABLE AND TELECOM		6,562,412		23,002		6,539,410		2,172,640
OTHER BUSINESSES		1,954,835		12,555		1,942,280		(54,021)
SEGMENTS TOTALS		28,933,782		608,462		28,325,320		10,867,257
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(608,462)		(608,462)		-		(522,782)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(3,588,662)
CONSOLIDATED TOTAL	Ps.	28,325,320	Ps.	-	Ps.	28,325,320	Ps.	6,755,813 (1)

2010:
TELEVISION BROADCASTING	Ps.	10,000,144	Ps.	294,459	Ps.	9,705,685	Ps.	4,470,918
PAY TELEVISION NETWORKS		1,478,599		149,372		1,329,227		694,927
PROGRAMMING EXPORTS		1,293,534		3,880		1,289,654		588,527
PUBLISHING		1,497,448		32,197		1,465,251		157,537
SKY		5,478,558		15,574		5,462,984		2,402,271
CABLE AND TELECOM		5,640,487		33,539		5,606,948		1,866,724
OTHER BUSINESSES		1,787,533		52,528		1,735,005		(44,753)
SEGMENT TOTALS		27,176,303		581,549		26,594,754		10,136,151
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(581,549)		(581,549)		-		(372,339)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(3,003,486)
CONSOLIDATED TOTAL	Ps.	26,594,754	Ps.	-	Ps.	26,594,754	Ps.	6,760,326 (1)

(1)	CONSOLIDATED TOTALS REPRESENT CONSOLIDATED OPERATING INCOME.

12.       INVESTMENTS:

      IN APRIL 2011, THE COMPANY MADE, THROUGH A WHOLLY-OWNED SUBSIDIARY,  AN INVESTMENT OF (I) U.S.$37.5 MILLION IN EQUITY, REPRESENTING 1.093875% OF THE OUTSTANDING SHARES OF GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), THE CONTROLLING COMPANY OF GRUPO IUSACELL, S.A. DE C.V. (“IUSACELL”), A PROVIDER OF TELECOMMUNICATIONS SERVICES, PRIMARILY ENGAGED IN PROVIDING MOBILE SERVICES THROUGHOUT MEXICO; AND (II) U.S.$1,565 MILLION IN UNSECURED  DEBENTURES ISSUED BY GSF THAT ARE MADATORILY CONVERTIBLE INTO SHARES OF STOCK OF GSF. UPON CONVERSION OF THE DEBENTURES, WHICH IS SUBJECT TO REGULATORY APPROVAL AND OTHER CUSTOMARY CLOSING CONDITIONS, THE EQUITY PARTICIPATION OF THE COMPANY IN GSF AND IUSACELL WILL BE 50%. IN ADDITION, THE COMPANY AGREED TO MAKE AN ADDITIONAL PAYMENT OF U.S.$400 MILLION TO IUSACELL IF CUMULATIVE EBITDA, AS DEFINED, REACHES U.S.$3,472 MILLION AT ANY TIME FROM JANUARY 1, 2011 AND UP TO DECEMBER 31, 2015. UNDER THE TERMS OF THE TRANSACTION, THE COMPANY AND THE OTHER OWNER OF GSF WILL HAVE EQUAL CORPORATE GOVERNANCE RIGHTS. DURING THE SECOND QUARTER OF 2011, THE GROUP MADE CASH PAYMENTS IN THE AMOUNT OF U.S.$1,002.5 MILLION (PS.11,786,012) IN CONNECTION WITH THIS INVESTMENT, OF WHICH U.S.$600 MILLION (PS.7,026,900) REMAINS UNPAID AS OF JUNE 30, 2011, AND WILL BE PAID IN CASH BY THE GROUP IN THE SECOND HALF OF 2011.

13.       OTHER STOCKHOLDERS TRANSACTIONS:

         IN FEBRUARY 2010 AND MARCH 2011, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF PS.500,000 AND PS.1,250,000, RESPECTIVELY, OF WHICH PS.206,667 AND PS.516,667  WERE PAID TO ITS NON-CONTROLLING EQUITY OWNERS.

          IN MARCH 2011, THE STOCKHOLDERS OF A MAJORITY-OWNED SUBSIDIARY OF THE COMPANY, EMPRESAS CABLEVISIÓN, S.A.B. DE C.V., APPROVED A CAPITAL CONTRIBUTION TO INCREASE THE CAPITAL STOCK OF THIS COMPANY IN THE AMOUNT OF PS.3,000,000, OF WHICH PS.1,469,165 WAS CONTRIBUTED BY THE NON-CONTROLLING INTEREST.

          ON APRIL 1, 2011, THE COMPANY ANNOUNCED AN AGREEMENT WITH THE NON-CONTROLLING STOCKHOLDERS OF CABLEMÁS TO ACQUIRE A 41.7% EQUITY INTEREST IN THIS ENTITY. AS A RESULT OF THIS AGREEMENT, THE STOCKHOLDERS OF CABLEMÁS APPROVED ON MARCH 31, 2011 A CAPITAL INCREASE IN CABLEMÁS, BY WHICH A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY INCREASED ITS EQUITY INTEREST IN CABLEMÁS FROM 58.3% TO 90.8%, AND THE COMPANY’S STOCKHOLDERS APPROVED THE MERGER OF CABLEMÁS INTO THE COMPANY. THIS TRANSACTION WAS CONCLUDED IN THE SECOND QUARTER OF 2011, WITH  REGULATORY APPROVAL OBTAINED BY THE COMPANY ON JUNE 17, 2011. THIS TRANSACTION HAD A TOTAL VALUE OF APPROXIMATELY PS.4,700 MILLION, INCLUDING THE MERGER OF CABLEMÁS INTO THE COMPANY (SEE NOTE 5).

14.      FINANCING TRANSACTIONS:

          IN APRIL AND OCTOBER 2010, THE COMPANY REPAID AT ITS MATURITY A PORTION OF A BANK LOAN IN THE PRINCIPAL AMOUNT OF PS.1,000,000.

          IN THE THIRD QUARTER OF 2010 A SUBSIDIARY OF THE COMPANY ENTERED INTO A SHORT-TERM LOAN WITH A MEXICAN FINANCIAL INSTITUTION IN THE PRINCIPAL AMOUNT OF PS.150,000, AND REPAID A BANK LOAN IN THE PRINCIPAL AMOUNT OF PS.50,000.

          IN OCTOBER 2010, THE COMPANY ISSUED PS.10,000,000  AGGREGATE PRINCIPAL AMOUNT OF 7.38% NOTES DUE 2020, THROUGH THE MEXICAN STOCK EXCHANGE (SEE NOTE 3).

          IN NOVEMBER 2010, CABLEMÁS, A MAJORITY-OWNED SUBSIDIARY OF THE COMPANY, PREPAID ALL OF ITS  OUTSTANDING LOAN FACILITY FOR AN AGGREGATE AMOUNT OF U.S.$50 MILLION (PS.622,118), INCLUDING ACCRUED INTEREST (SEE NOTE 3 ).

          IN MARCH 2011, EMPRESAS CABLEVISIÓN, S.A.B. DE C.V. PREPAID ALL OF ITS OUTSTANDING LOAN FACILITY IN THE PRINCIPAL AMOUNT OF U.S.$225 MILLION, AND RECEIVED A CASH AMOUNT OF U.S.$7.6 MILLION FOR THE LIQUIDATION OF A DERIVATIVE CONTRACT RELATED TO THIS LOAN.

          IN MARCH 2011, THE COMPANY ENTERED INTO LONG-TERM CREDIT AGREEMENTS WITH FOUR MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF  PS.8,600,000, WITH AN ANNUAL INTEREST RATE BETWEEN  8.09% AND 9.4%, PAYABLE ON A MONTHLY BASIS, AND PRINCIPAL MATURITIES BETWEEN 2016 AND 2021. THE PROCEEDS OF THESE LOANS HAVE BEEN USED FOR GENERAL CORPORATE PURPOSES. UNDER THE TERMS OF THESE LOAN AGREEMENTS, THE COMPANY IS REQUIRED TO (A) MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) COMPLY WITH THE RESTRICTIVE COVENANT ON SPIN-OFFS, MERGERS AND SIMILAR TRANSACTIONS.

15.      OTHER TRANSACTIONS:

         IN CONNECTION WITH A 15-YEAR SERVICE AGREEMENT FOR 24 TRANSPONDERS ON INTELSAT’S SATELLITE IS-16 AMONG SKY, SKY BRASIL SERVICOS LTDA., INTELSAT AND AN AFFILIATE, THE GROUP RECORDED IN 2010 A ONE-TIME FIXED FEE IN THE AGGREGATE AMOUNT OF U.S.$138.6 MILLION (PS.1,697,711), OF WHICH U.S.$27.7 MILLION AND U.S.$110.9 MILLION WERE PAID IN THE FIRST QUARTER OF 2010 AND 2011, RESPECTIVELY.

        IN MARCH 2010, SKY REACHED AN AGREEMENT WITH A SUBSIDIARY OF INTELSAT TO LEASE 24 TRANSPONDERS ON INTELSAT IS-21 SATELLITE, WHICH WILL BE MAINLY USED FOR SIGNAL RECEPTION AND RETRANSMISSION SERVICES OVER THE SATELLITE’S ESTIMATED 15-YEAR SERVICE LIFE. IS-21 INTENDS TO REPLACE INTELSAT IS-9 AS SKY’S PRIMARY TRANSMISSION SATELLITE AND IS CURRENTLY EXPECTED TO START SERVICE IN THE THIRD QUARTER OF 2012. THE LEASE AGREEMENT FOR 24 TRANSPONDERS ON IS-21 CONTEMPLATES A MONTHLY PAYMENT TO BE PAID BY SKY BEGINNING IN SEPTEMBER 2012.

------------

EXHIBIT 1

TO THE ELECTRONIC FORM TITLED "PREPARATION, FILING, DELIVERY  AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND  ADMINISTRATIVE INFORMATION BY ISSUERS"

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i.           Management's discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the  use of said instruments solely for hedging or also for trading or other purposes.  The discussion must include a general description of the objectives sought in the  execution of financial derivative transactions; the relevant instruments; the  hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the  authorization process and levels of authorization required by type of transaction  (e.g., full hedging, partial hedging, speculation), stating whether the transactions  were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to  the management of the market and liquidity risks associated with the positions;  and the existence of an independent third party responsible for the review of such  procedures and, as the case may be, the observations raised or deficiencies  identified by such third party. If applicable, provide information concerning the  composition of the overall risk management committee, its operating rules, and  the existence of an overall risk management manual.

Management's discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Finance and Risk area and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company's Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the second quarter of 2011, no such financial derivatives were outstanding. Pursuant to the provisions of Bulletin C-10 of the Financial Reporting Standards issued by the Mexican Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until June 30th, 2011, are not within the scope of hedge accounting as specified in such Bulletin and, consequently, are recognized in the accounting based in the standards included in the aforementioned Bulletin.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company's principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company's monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. ("ISDA") and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de Mexico. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.	Cross-currency interest rate swaps (i.e., coupon swaps);

2.	Interest rate and inflation-indexed swaps;

3.	Cross-currency principal and interest rate swaps;

4.	Swaptions;

5.	Forward exchange rate contracts;

6.	FX options;

7.	Interest Rate Caps and Floors contracts;

8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and

9.	Credit Default Swaps.

The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from April to June 2011, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company's open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company's exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company's risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company's accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company's external auditors. As of the date hereof, the Company's auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company's risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company's Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii.           General description of the valuation methods, indicating whether the  instruments are valued at cost or at their fair value pursuant to the applicable  accounting principles, the relevant reference valuation methods and techniques,  and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained  therefrom. Clarify whether the valuation is performed by an independent third  party, and indicate if such third party is the structurer, seller or counterparty of the  financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness  thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company's methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii.           Management's discussion of the internal and external sources of liquidity that could be used to satisfy the Company's requirements in connection with its financial derivatives.

As of the date hereof, the Company's management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company's financial derivative transactions, management is of the opinion that the Company's significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv.           Explanation as to any change in the issuer's exposure to the principal risks identified thereby and in their management, and any contingency or event known  to or anticipated by the issuer's management, which could affect any future  report. Description of any circumstance or event, such as any change in the  value of the underlying assets or reference variables, resulting in a financial  derivative being used other than as originally intended, or substantially altering its  structure, or resulting in the partial or total loss of the hedge, thereby forcing the  Issuer to assume new obligations, commitments or changes in its cash flows in a  manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer's results or cash flows.  Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company's exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company's management, which could affect any future report.

Since a significant portion of the Company's debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company's results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company's treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company's results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter the "Coupon Swap" agreements through which Grupo Televisa, S.A.B. ("Televisa") exchanged the payment of coupons denominated in U.S. Dollars for a notional amount of U.S.$500,000,000.00 (Five Hundred Million Dollars 00/100) of the Bonds maturing in 2018 for coupons in Mexican Pesos for such notional amount in Pesos, expired. These instruments were hired in 2009 and the last flows were conducted in May 2011, the month in which such instruments expired.

Likewise there were no defaults or margin calls under financial derivative transactions.

v.           Quantitative Information.  Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa and Corporación Novavisión, S. de R.L. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1

GRUPO TELEVISA, S.A.B.
Summary of the Financial Derivative Instruments as of June 30, 2011.
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value		Maturing per Year	Collateral/Lines of Credit/Securities Pledged
			Current Quarter	Previous Quarter(4)	Current Quarter D(H) (3)	Previous Quarter D(H) (4)
Coupon Swaps (1)	Hedging	Ps. 24,733,100 / $2,000,000	$2,000,000 6.00% / 8.50%	$2,000,000 6.00% / 8.50%	(89,511)	(68,970)	Semiannual interest 2011-2012	Does not exist (5)
Interest Rate Swap (2)	Hedging	Ps. 1,400,000	Ps. 1,400,000 TIIE	Ps. 1,400,000 TIIE	(107,650)	(63,264)	Semiannual interest 2011-2016	Does not exist (5)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE	-	(96,476)	-	Semiannual interest 2011-2016	Does not exist (5)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(3)	The aggregate amount of the derivatives reflected in the consolidated balance sheet of Grupo Televisa, S.A.B. as of June 30, 2011, included in the relevant SIFIC, is as follows:

S88	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	(89,511)
S69	OTHER LIABILITIES		(204,126)
		Ps.	(132,234)

The financial derivatives shown in the above table are those whose aggregate value could represent 5% of the consolidated assets, liabilities or capital, or 3% of the consolidated sales, of Grupo Televisa, S.A.B. for the most recent quarter.

(4)	Information for the first quarter of 2011.
(5)	Applies only to implicit financing in the ISDA ancillary agreements identified as "Credit Support Annex".

EXHIBIT 2

Status of the process of adopting International Financial Reporting Standards ("IFRS") in the preparation of the consolidated financial statements of Grupo Televisa, S.A.B.

This Exhibit is presented to update the information which was filed with the Bolsa Mexicana de Valores ("Mexican Stock Exchange") by Grupo Televisa, S.A.B (the "Company") on April 29, 2010, July 12, 2010, October 21, 2010, February 17, 2011 and July 11, 2011. The IFRS adoption plan was approved by the Board of Directors and the Audit and Corporate Practices Committee of the Company in April 2010.

a)  Identification of the Responsible Persons or Areas.

Name
Name of the responsible area or person:	Corporate Controllership
Members of the work team for the transition (mention the area to which each member corresponds):
Salvi Folch Viadero
Financial and Administration Vice-presidency;
Jorge Lutteroth Echegoyen
Corporate Controllership Vice-presidency;
José Antonio García González
Corporate Administration Vice-presidency;
Michel Boyance
Administration and Financial Vice-presidency Sky;
José Antonio Lara Del Olmo
Tax Vice-presidency;
Raúl González Lima
Corporate Financial Reporting General Management;
David Magdaleno Cortes
Controllership Management Television;
Carlos Ferreiro Rivas
Telecommunications Vice-presidency;
Raúl González Ayala
Information Technology General Management;
Julio Cesar Chávez Hernández
Planning and Budgets General Management;
Stephanie Guerra Ron
Corporate Financial Reporting Management.

Name of the coordinator (if applicable):	Jorge Lutteroth Echegoyen and Raúl González Lima
External audit firm:	PricewaterhouseCoopers, S.C.
Firm of the external advisors hired for the transition, other than the auditor (if applicable):	PricewaterhouseCoopers, S.C.

PricewaterhouseCoopers, S.C. ("PwC") was selected to provide consultancy to Grupo Televisa, S.A.B. (the "Company") in the IFRS adoption process, in the understanding that, as external auditors of the Company, PwC shall not participate in: (i) preparation of accounting registries, financial information related to or financial statements of the Company; (ii) the direct or indirect operation of financial information systems of the Company; (iii) operation, supervision, design or implementation of the technology systems of the Company related to the preparation of the financial statements or financial information; and (iv) the Company's administration or decision making in the project.

b)  Training.

Direct Participants in the Implementation

Issuers' Staff	Start date	In process (estimated completion date)	Completed	Not applicable (Reason)
Relevant directors and officers of the issuer: Chief Executive Officer Chief Financial Officer (or equivalent) Other relevant directors and officers: Controller and Administrator	August 2010	December 2011
Members of Committees of the Board of Directors: Members of Auditing Committee Members of Corporate Practices Committee Other Auxiliary Committee (specify)	August 2010	December 2011
Staff responsible for preparing and filing financial information under the IFRS: Work team leader Responsible staff Auxiliary staff Others (detail):	April 2010	December 2011
Others (detail):	Not applicable	Not applicable	Not applicable

Indirect Participants in the Implementation

	Start date	In process (estimated completion date)	Completed	Not applicable (Reason)
Area name:
Tax	June 2010	December 2011
Human Resources	June 2010	December 2011
Treasury	June 2010	December 2011
Legal	June 2010	December 2011
Policies and Procedures	June 2010	December 2011
Information Technology Systems	June 2010	December 2011
Investor Relations	June 2010	December 2011
Budgets	June 2010	December 2011
Name of positions within the Area: Vice-presidents, Directors and Coordinators
Others (detail):	Not applicable	Not applicable	Not applicable

c)  Activity Timetable.

Phase	Activities	Start date	Finish Date	Progress Percentage (%)
1	DIAGNOSIS
	a) Review of accounting policies	April 2010	May 2010	100%
	b) Preliminary evaluation of the impacts on the systems, processes and operations.	April 2010	May 2010	100%
	c) Organizational awareness	April 2010	May 2010	100%
2	PROJECT DEFINITION AND LAUNCHING / COMPONENTS EVALUATION AND PROBLEM SOLVING / INITIAL CONVERSION
2.1	a) Benchmarking	June 2010	December 2011	75%
	b) Preliminary evaluation of the impacts on the information systems, internal controls, etc.	June 2010	December 2011	55%
	c) Documentation of differences between the Mexican Financial Reporting Standards ("Mexican FRS") and IFRS	June 2010	December 2011	80%
	d) Transaction analysis.	June 2010	December 2011	70%
	e) Identification and evaluation of the impacts on other areas (such as legal, investor relations, etc.)	June 2010	December 2011	65%
	f) Training.	June 2010	December 2011	75%
	g) Quantify the impacts of the IFRS.	June 2010	December 2011	75%
	h) Review and evaluation of the preliminary definition impacts derived from the latest update of bulletins and rules issuance.	June 2010	December 2011	65%
	i) Selection and definition of new accounting policies (including IFRS 1)	June 2010	December 2011	70%
	j) Preparation of the initial balance sheet (1-1-2011)	June 2010	December 2011	50%
2.2	a) Preparation of financial statements of 2011 and 2012 (intermediate and annuals)	April 2011	March 2013	10%
	b) Preparation of accounting policies handbook according to IFRS	April 2011	December 2012	30%
	c) Analysis update of the differences between IFRS and the Mexican FRS based on new accounting rules.	April 2011	March 2013	25%
	d) Quantify adjustments for 2011 and 2012	April 2011	March 2013	25%
	e) Implementation and design of processes and sustainable controls according to IFRS.	April 2011	December 2012	10%
	f) Evaluate SOX compliance.	April 2011	December 2012	10%
3	CHANGE SYSTEMATIZATION / SECURE OF CONTROLS AND PROCEDURES	2012	2013	10%

NOTE: The anticipated dates to the corresponding activities of each of the phases are subject to a continued evaluation of new rules issued by the International Accounting Standards Board ("IASB"), as well as to the possible retrospective application of the same.

The information contained herein was approved by the Board of Directors and the Audit and Corporate Practices Committee of the Company in April, 2010.

Estimated adoption date:	1/1/2012

Stage 1. Communication

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Coordination with issuer's Chief Executive Officer, with all the areas involved and related entities which shall be consolidated or incorporated.	April 2010	April 2010	May 2010	April 2010	100%	Phase 1 of the chronogram
2. Design and communication of a promotion and training plan.	April 2010	April 2010	May 2010	June 2011	100%	Phase 1 of the chronogram
3. Others (specify).	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable

Stage 2. Assessment of Accounting and Business Impacts

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Preliminary identification of accounting impacts, which require specific actions (diagnosis of the main differences in valuation and disclosure).	April 2010	April 2010	May 2010	June 2010	100%	Phase 1 of the chronogram
2. Choosing between the options available in the IFRS 1 (first time application) and review of provisions and estimates.	June 2010	July 2010	December 2010		70%	Phase 2.1 of the chronogram
3. Definition of the new accounting policies according to the different alternatives set forth in the IFRS.	August 2010	September 2010	December 2011		70%	Phase 2.1 of the chronogram
4. Assessment of the impacts on information systems, internal control, etc.	June 2010	July 2010	March 2011		55%	Phase 2.1 of the chronogram
5. Identification and evaluation of effects affecting the performance measures of the issuer (financial ratios, etc.).	June 2010	July 2010	March 2011		70%	Phase 2.1 of the chronogram
6. Identification and review of contracts and other agreements subject to be modified given the transition to the IFRS, as well as possible violations to commitments or covenants.	June 2010	July 2010	March 2011		60%	Phase 2.1 of the chronogram
7. Detail of additional disclosures made in the notes to the financial statements due to the implementation of the IFRS.	April 2011		March 2012		30%	Phase 2.2 of the chronogram

NOTE: The anticipated dates to the corresponding activities phase are subject to a continued evaluation of new rules issued by the IASB, as well as to the possible retrospective application of the same.

Stage 3. Implementation and Parallel Formulation of Financial Statements under the IFRS and Current Accounting Standards

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Identification of the principal changes in the performance of the information technology systems required in the preparation of the financial statements under the IFRS, in the flow of information as well as in the processes of preparing such statements.	June 2010	July 2010	December 2011		50%	Phase 2.1 of the chronogram
2. Identification of documents and new or supplementary reports to the current ones, issued given the changes in the information technology systems, as well as new concepts required under the IFRS.	June 2010	July 2010	December 2011		60%	Phase 2.1 of the chronogram
3. Analysis of the patrimonial situation and results of the issuer, identifying the necessary adjustments and assessments to convert the balances at the date of transition of the IFRS.	June 2010	July 2010	December 2011		65%	Phase 2.1 of the chronogram
4. Preparation of the opening balance sheet under the IFRS and conciliation of the results and shareholders' equity against the FRS.	March 2011		December 2011		50%	Phase 2.2 of the chronogram
5. Design and adjustment of the quality control processes in financial information to guarantee its reliability.	April 2011		December 2012		40%	Phase 2.2 of the chronogram

NOTE: The anticipated dates to the corresponding activities phase are subject to a continued evaluation of new rules issued by the IASB, as well as to the possible retrospective application of the same.

Completed Activities

Activities	Findings and/or performed tasks	Decisions made
Preparation of the chronogram of the principal activities of the IFRS conversion project.	Presentation to the Board of Directors and the Audit and Corporate Practices Committee of the principal activities chronogram established in the IFRS conversion project.	Approval of the IFRS conversion project by the Board of Directors and the Audit and Corporate Practices Committee.
Presentation and official start of the IFRS conversion project by the Corporate Controllership Vice-presidency to the persons in charge of the financial information of the Company entities.
Awareness of the persons in charge of the financial information in the headquarters, subsidiaries and most significant associated entities, of the importance of the IFRS conversion project for the Company.
Governance of the IFRS conversion project, designation of the work teams for Phase 1 and start of work meetings under Phase 1.
Identification and preliminary analysis of the main differences between the existing Financial Reporting Standards in Mexico and IFRS and accounting impacts that will require more specific actions.	Weekly work meetings where we analyzed and documented the main differences between both standards and the most important items of the consolidated financial statements of the Company.
Based on preliminary differences identified, each significant subsidiary of the Company will make a more detailed analysis to facilitate the analysis, quantification and subsequent evaluation of the required adjustments in the preparation of the initial consolidated balance sheet under IFRS.

Beginning of Phase 2.1 of the schedule of activities. Identifying business segments and/or most significant subsidiaries for purposes of adopting IFRS.	The following segments of significant business were identified: Television Broadcasting, Sky, Cable and Telecom and Publishing.
Preparation of workshops per business segment for the evaluation and definition of accounting policies under IFRS, as well as for identification and quantification of differences to the transition date.
Strategy for adoption of IFRS in non significant businesses.

Initial workshops for properties, plant and equipment.
Consideration of appraisals and costs implicit to the item of property, plant and equipment to the transition date.
Considerations of financial leases and operating leases. Meetings with asset appraisers.
Accounting policies and identification of adjustments under IFRS 1 for the item of properties, plant and equipment. Valuations of certain fixed assets at the date of transition.
Initial workshops for revenue recognition.	Identifying policies and current proceedings for revenue recognition. Analysis of major revenue-generating contracts. Consideration on presentation of income.	Identification of potential impacts resulting from the proposed new IFRS for revenue recognition
Initial workshop for the item of employee benefits	Meeting with the actuaries of the companies having a payroll. Evaluation of options under IFRS 1.	Accounting policies and identification of adjustments under IFRS 1 for the item of benefits to employees at the time of transition. Definition of actuarial calculation reports on the transition date.
Additional workshops for property, plant and equipment, revenue recognition and employee benefits.
Workshops for the following items of the financial statements:
•           Capitalized costs
•           Financial instruments
•           Derivatives
•           Provisions
•           Currency Exchange
•           Intangibles
•           Consolidation and equity method
•           Income tax
•           Business combinations

Understanding of the IFRS applicable to the principal business segments of the Company.
Presentation by the responsible parties of the financial information on the principal business segments of the Company, of particular or relevant situations or considerations for the implementation of the IFRS.
Formal documentation of the application of the IFRS discussed in the workshops, for the principal business segments of the Company.

Accounting policies for foreign currency translation accumulated through December 31, 2010.
Accounting policies for business combinations prior to December 31, 2010.
Adjustment procedure for the restatement of intangible assets.
Determination of initial adjustment for liabilities resulting from employee indemnifications.
Identification of adjustments resulting from property valuations.
Preliminary evaluation of the anticipated adoption of the IFRS 9 (financial instruments, impairment and hedge accounting).

Preparation of a corporate chart of accounts for submission of financial statements in accordance with IFRS rules.
Modification of the corporate chart of accounts in order to comply with the requirements established by IFRS and the requirements of the Mexican Stock Exchange, through the Accounting and Financing Information System (SIFIC).
Identification and opening of required accounts and sub-accounts.
Determination of the general adjustments at the transition date to IFRS, as such adjustments were previously identified by the headquarters (those adjustments are the result of the Company's election of exceptions and exemptions set forth by IFRS 1).

Meeting with the personnel responsible of the financial information of the subsidiaries, as well as the most significant associated entities, in order to notify the adjustments of general application resulting from the initial conversion to IFRS, as well as the template to be used to send such information to the headquarters.
Review of the general adjustments proposed by individual entities, to determine their application as of January 1st, 2011.
Identification and analysis of the amendments required in the Company's standard reporting package, currently used to consolidate the accounting and statistical information of the Company's consolidated entities.
	Redesign of the standard reporting package exhibits, in order to comply with the filing and disclosure requirements established by IFRS and the Mexican Stock Exchange.	Development of new templates, amendments to the existing templates, and review of the new standard reporting package of financial information under IFRS.

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVES DATA

BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	DIRECTOR
NAME:	MICHAEL LARSON

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	FRANCISCO JOSÉ CHÉVEZ ROBELO

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

POSITION:	DIRECTOR
NAME:	LORENZO ALEJANDRO MENDOZA GIMÉNEZ

POSITION:	DIRECTOR
NAME:	PEDRO CARLOS ASPE ARMELLA

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	RAÚL MORALES MEDRANO

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

   DECLARATION OF THE REGISTRANT´S OFFICERS RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION.  WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR IS UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO AZCÁRRAGA JEAN		/s/ SALVI FOLCH VIADERO
EMILIO AZCÁRRAGA JEAN		SALVI FOLCH VIADERO
PRESIDENT AND CHIEF EXECUTIVE		CHIEF FINANCIAL OFFICER
OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., JULY 11, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 13, 2011	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel